Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

ALTAGAS LTD.,

WRANGLER INC.

and

WGL HOLDINGS, INC.

Dated as of January 25, 2017

i

5.13	No Control of Other Party’s Business	39
5.14	Financing	39
5.15	Financing Cooperation	41

ARTICLE VI

CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligation to Effect the Transactions	43
6.2	Additional Conditions to Obligations of Parent and Merger Sub	44
6.3	Additional Conditions to Obligations of the Company	44

ARTICLE VII

TERMINATION

7.1	Termination	45
7.2	Notice of Termination; Effect of Termination	47
7.3	Expenses, Termination Fees and Other Payments	47

ARTICLE VIII

GENERAL PROVISIONS

8.1	Definitions	50
8.2	Survival	58
8.3	Fees and Expenses	58
8.4	Notices	58
8.5	Rules of Construction	59
8.6	Counterparts	60
8.7	Entire Agreement; No Third Party Beneficiaries	60
8.8	Governing Law; Venue; Waiver of Jury Trial; Service of Process	61
8.9	Severability	62
8.10	Assignment	62
8.11	Specific Performance	62
8.12	Amendment	63
8.13	Extension; Waiver	63
8.14	Transfer Taxes	63
8.15	Lenders	63

INDEX OF DEFINED TERMS

Adverse Recommendation Change	5.3(a)
Affiliate	8.1
Agreement	Preamble
Antitrust Law	8.1
Articles of Merger	1.1
Book-Entry Shares	2.3(d)(i)
Burdensome Condition	5.4(f)
Business Day	8.1
Cap Amount	5.6(c)
Capitalization Reference Date	3.1(b)(i)
Certificates	2.3(d)(i)
CFIUS	8.1
CFIUS Approval	8.1
Closing	1.2
Closing Date	1.2
Code	8.1
Company	Preamble
Company Articles of Incorporation	8.1
Company Board	8.1
Company Board Recommendation	3.1(c)(i)
Company Capital Stock	3.1(b)(i)
Company Common Stock	2.1(b)(i)
Company Disclosure Schedule	3.1
Company Equity Awards	2.2(c)
Company ERISA Affiliate	8.1
Company Joint Ventures	8.1
Company Intellectual Property	3.1(o)
Company Material Adverse Effect	8.1
Company Non-Union Employees	5.5(a)
Company Permits	3.1(j)(ii)
Company Preferred Stock	3.1(b)(i)
Company Retired Employees	5.5(d)
Company Retiree Health Plan	5.5(d)
Company SEC Documents	3.1(e)(i)
Company Stock Plan	8.1
Company Shareholder Approval	3.1(c)(iii)
Company Shareholders Meeting	3.1(c)(i)
Company Termination Fee	7.3(d)
Competing Proposal	8.1
Confidentiality Agreement	8.1
Consent	8.1
Contract	8.1
Creditor’s Rights	3.1(c)(i)
Debt Commitment Letter	8.1
Debt Financing	3.2(f)
Debt Letters	3.2(f)
Deloitte	3.1(e)(ii)
Derivative Transaction	8.1
Effective Time	1.1

Eligible Retirees	5.5(d)
e-mail	8.4
Employee Benefit Plan	8.1
Encumbrances	8.1
Environmental Law	8.1
ERISA	8.1
Exchange Act	8.1
Existing Loan Lenders	5.15(e)
Existing Loan Notice	5.15(e)
FERC	3.1(d)
FERC Approval	3.1(d)
Final Order	8.1
Financing	8.1
Financing Failure	8.1
Financing Person	8.1
Financing Sources	8.1
Financing Termination Fee	7.3(i)
GAAP	3.1(e)(ii)
Governmental Authority	8.1
Hazardous Materials	8.1
HSR Act	3.1(d)
Indebtedness	8.1
Indemnified Person(s)	5.6(a)
Intellectual Property	8.1
Intermediate Parent	Recitals
Intervening Event	8.1
Intervening Event Notice	5.3(c)
Intervening Event Notice Period	5.3(c)
IRS	3.1(m)(i)
knowledge or known	8.1
Law	8.1
Leased Real Property	3.1(p)
Leases	3.1(p)
Letter of Transmittal	2.3(d)(i)
Material Company Insurance Policies	3.1(r)
Material Contract	3.1(s)(ii)
Merger	Recitals
Merger Consideration	2.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	8.1
New Plans	5.5(b)
Offering Documents	5.15(a)
Old Plans	5.5(b)
Order	8.1
Organizational Documents	8.1
other party	8.1
Outside Date	7.1(b)(i)
Owned Real Property	3.1(p)
Parent	Preamble
Parent Board	8.1
Parent Disclosure Schedule(s)	3.2

Parent Material Adverse Effect	8.1
Parent Termination Fee	7.3(d)
party or parties	8.1
Paying Agent	2.3(a)
Payment Fund	2.3(a)
PBGC	3.1(m)(iii)
Permitted Encumbrances	8.1
Person	8.1
Post-Signing Company Awards	2.2(b)
Pre-Signing Company Equity Awards	2.2(a)
Pre-Signing Company Performance Share Awards	2.2(a)
Pre-Signing Company Performance Unit Awards	2.2(a)
President	8.1
Proceeding	8.1
Proxy Statement	3.1(d)
PSC of DC	8.1
PSC of MD	8.1
Regulated Utility Subsidiary	8.1
Regulated Utility Subsidiary Common Stock	3.1(b)(iv)
Regulated Utility Subsidiary Preferred Stock	3.1(b)(iv)
Regulated Utility Subsidiary Capital Stock	3.1(b)(iv)
Regulatory Approvals	8.1
Regulatory Failure Willful and Material Breach	8.1
Regulatory Filings	3.1(w)(ii)
Regulatory Termination Fee	7.3(g)
Relative TSR	2.2(a)
Release	8.1
Remedial Action	5.4(d)
Representatives	8.1
Required Information	8.1
Restraint	7.1(b)(ii)
SCC	1.1
SEC	3.1(d)
Section 721	8.1
Securities Act	8.1
Securities Commissions	8.1
State Commissions	3.1(d)
State Regulatory Approvals	3.1(d)
Subscription Agreement	Recitals
Subsidiary	8.1
Substitute Financing	5.14(e)
Superior Proposal	8.1
Superior Proposal Notice	5.3(b)
Superior Proposal Notice Period	5.3(b)
Surviving Corporation	1.3
Takeover Law	8.1
Tax Returns	8.1
Taxes	8.1
Title IV Plan	3.1(m)(iii)
Transaction Litigation	5.7
Transactions	8.1

v

Treasury Regulations	8.1
U.S.	8.1
U.S. Holdco	3.2(i)
Virginia PUR	8.1
Voting Debt	8.1
VSCA	1.1
WARN Act	3.1(n)(vii)
Willful and Material Breach	8.1
Wrangler 1	3.2(i)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 25, 2017 (this “Agreement”), among AltaGas Ltd., a Canadian corporation (“Parent”), Wrangler Inc., a Virginia corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and WGL Holdings, Inc., a Virginia corporation (the “Company”).

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have unanimously adopted this Agreement and the plan of merger set forth herein, and determined that the terms of this Agreement are in the respective best interests of Parent, Merger Sub or the Company, as the case may be, and their respective shareholders;

WHEREAS, the parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and becoming, as a result of the Merger, an indirect wholly-owned subsidiary of Parent, on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, Wrangler 2 LLC, a Delaware limited liability company and the sole shareholder of Merger Sub (“Intermediate Parent”), has approved this Agreement and the plan of merger set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company have entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which the Company has agreed to issue, sell and deliver to Parent (or one of its indirect or direct wholly-owned Subsidiaries), and Parent has agreed to subscribe for and purchase (or cause one of its indirect or direct wholly-owned Subsidiaries to subscribe for and purchase) from the Company, at the times, on the terms and subject to the conditions set forth in the Subscription Agreement, new shares of Company Preferred Stock having the designation, preferences, rights and limitations to be set forth in an articles of designation to be adopted by the Company Board substantially in the form of Exhibit B thereto; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger, in each case as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger; Effective Time of the Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the Virginia Stock Corporation Act (“VSCA”). In accordance with the provisions of this Agreement, as soon as practicable on the Closing Date the Company shall file the articles of merger (the “Articles of Merger”) setting forth the plan of merger contained herein and otherwise meeting the requirements of Section 13.1-720 of the VSCA with the State Corporation Commission of the Commonwealth of Virginia (the “SCC”). The Merger shall become effective upon the filing of the Articles of Merger with the SCC, or at such later time as agreed upon by the parties in writing and specified in the Articles of Merger (the date and time at which the Merger becomes effective is referred to herein as the “Effective Time”).

1.2 Closing. The consummation of the Merger (the “Closing”) shall take place at 8:00 a.m., Washington, D.C. time on the third (3rd) Business Day following the satisfaction or waiver in accordance with this Agreement of the conditions set forth in Article VI (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of those conditions at such time) at the offices of Vinson & Elkins L.L.P. in Washington, D.C., or such other time, date or place as agreed upon in writing by the parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.3 Effect of the Merger. At the Effective Time, pursuant to the Merger the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the Commonwealth of Virginia as the surviving corporation in the Merger (the “Surviving Corporation”), and shall become, as a result of the Merger, an indirect, wholly-owned subsidiary of Parent. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the VSCA.

1.4 Articles of Incorporation and Bylaws. At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter duly amended as provided therein and in accordance with applicable Law.

1.5 Directors and Officers. The parties shall take all necessary action such that at the Effective Time, (a) the directors of Merger Sub shall be the directors of the Surviving Corporation immediately following the Effective Time, and (b) the officers of the Company shall be the officers of the Surviving Corporation immediately following the Effective Time; and, in the case of each of clause (a) and (b), such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

1.6 Post-Merger Commitments. Parent hereby confirms that, subject to the occurrence of the Effective Time, it:

(a) intends to cause the Surviving Corporation to maintain its headquarters in Washington, D.C. and to maintain no less of a significant presence in the immediate location of such headquarters than what the Company and its Subsidiaries currently maintain;

(b) intends to offer to retain the Company’s existing executive management team to manage the Surviving Corporation’s U.S. regulated utility business and to assist in the management of, among other things, Parent’s holding company for its U.S. regulated utility business;

(c) intends to maintain the Company’s and its Subsidiaries’ brand and to continue to operate the business of the Surviving Corporation and its Subsidiaries thereunder;

(d) intends to maintain at least the Company’s and its Subsidiaries’ existing levels of community involvement, charitable contributions, low income funding, economic development and support efforts in the existing service territories of the Company and its Subsidiaries;

(e) shall appoint at least one mutually agreeable current member of the Company Board to serve as a director on the Parent Board as promptly as reasonably practicable after the Effective Time;

(f) intends to establish a newly formed board to oversee Parent’s holding company for its U.S. regulated utility business, at least two (2) members of which will be mutually agreeable current members of the Company Board;

(g) intends to relocate the headquarters of its U.S. power business to the Washington, D.C. and Maryland region; and

(h) intends to cause the Surviving Corporation and its Subsidiaries to maintain safety standards and policies that are substantially comparable to, or better than, those standards and policies currently maintained by the Company and its Subsidiaries.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE COMPANY AND MERGER SUB

2.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of the parties’ securities:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article II, each share of common stock of the Company, no par value (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares described in clause (iii) of this Section 2.1(b)) shall automatically be converted into and shall thereafter represent solely the right to receive $88.25 in cash, without interest (the “Merger Consideration”).

(ii) All such shares of Company Common Stock shall, when so converted pursuant to Section 2.1(b)(i), cease to be outstanding and shall automatically be canceled and cease to exist. At the Effective Time, each holder of a share of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration and (B) any “stub period” cash dividend declared in accordance with Section 4.1(b)(i) in each case to be paid upon surrender of any Certificates or Book-Entry Shares, as applicable in accordance with Section 2.3.

(iii) Any shares of Company Common Stock held immediately prior to the Effective Time by (A) the Company or any of its Subsidiaries (or held in the Company’s treasury) or (B) by Parent, Merger Sub or any of their respective Subsidiaries, in each case, shall automatically be canceled and cease to exist as of the Effective Time and no Merger Consideration shall be delivered or deliverable therefor.

(c) Impact of Stock Splits, etc. In the event of any change in the number of outstanding shares of Company Common Stock or Company Equity Awards between the date of this Agreement and the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or other similar transaction or event, the Merger Consideration to be paid for each share of Company Common Stock and the consideration, as described in Section 2.2, to be paid for each Company Equity Award shall be equitably adjusted to reflect such change; provided, however, that nothing in this Section 2.1(c) shall be deemed to permit or authorize any party to effect any such change that is not otherwise specifically authorized or permitted by this Agreement.

2.2 Treatment of Company Equity Awards.

(a) With respect to each award of performance shares that was granted under any Company Stock Plan prior to the date of this Agreement (the “Pre-Signing Company Performance Share Awards”) and each award of performance units that was granted under any Company Stock Plan prior to the date of this Agreement (the “Pre-Signing Company Performance Unit Awards” and, together with the Pre-Signing Company Performance Share Awards, the “Pre-Signing Company Equity Awards”), each such Pre-Signing Company Equity Award that remains outstanding immediately prior to the Effective Time, whether or not then vested and exercisable, shall not be assumed, continued or substituted but shall, as of the Effective Time and by virtue of the Merger and without any action on the part of a holder thereof, automatically become fully vested, and each such Pre-Signing Company Equity Award, whether payable in cash or shares of Company Common Stock, shall be canceled in consideration for the right to receive a lump sum cash payment in an amount equal to (i) with respect to any Pre-Signing Company Performance Share Awards, the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock represented by such Pre-Signing Company Performance Share Award and (ii) with respect to any Pre-Signing Company Performance Unit Awards, the product of (A) $1.00 and (B) the number of performance units represented by such Pre-Signing Company Performance Unit Award, in each case, subject to the following: (1) with respect to each such Pre-Signing Company Equity Award that is subject to a relative total shareholder return (“Relative TSR”) performance condition, the number of shares or units, as applicable, represented by such Pre-Signing Company Equity Award shall be based upon the greater of (x) satisfaction of such performance condition at the Company’s actual percentile position as of the date on which the Effective Time occurs (determined without regard to any four-quarter averaging mechanism) or (y) deemed satisfaction of such performance condition at the target level; and (2) with respect to each such Pre-Signing Company Equity Award that is subject to a performance condition other than Relative TSR, the number of shares or units, as applicable, represented by such Pre-Signing Company Equity Award shall be based upon deemed satisfaction of applicable performance conditions at the target level. As of the Effective Time, all dividends, if any, accrued but unpaid with respect to such Pre-Signing Company Equity Awards shall, by virtue of the Merger and without any action on the part of a holder thereof, automatically become fully vested and be paid to such holder.

(b) Each award of performance shares or performance units that is granted under any Company Stock Plan after the date of this Agreement in accordance with Section 4.1(b)(x) (the “Post-Signing Company Awards”) and that remains outstanding immediately prior to the Effective Time shall be treated in connection with the consummation of the Merger in accordance with the terms set forth in Section 4.1(b)(x)(7) of the Company Disclosure Schedule.

(c) Prior to the Effective Time, the Company Board (or a duly authorized committee thereof) shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the outstanding Pre-Signing Company Equity Awards and the outstanding Post-Signing Company Awards (collectively, the “Company Equity Awards”) set forth in this Section 2.2, (ii) give effect to the transactions contemplated in this Section 2.2 and (iii) ensure that after the Effective Time, no holder of a Company Equity Award shall have any right thereunder to acquire any securities of the Company or Parent or to receive any payment or benefit with respect to such Company Equity Award, except as provided in this Section 2.2.

(d) Not later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Company or the Surviving Corporation, as applicable, all funds necessary to fulfill the obligations under Section 2.2(a). All payments required under this Section 2.2 shall be made through the Company’s or the Surviving Corporation’s, as applicable, payroll not later than the first payroll date following the Effective Time; provided, however, that if such payroll date is less than three (3) Business Days after to the Closing Date, such payment will be made on the next following payroll date.

2.3 Payment; Surrender of Shares; Stock Transfer Books.

(a) Paying Agent; Payment Fund. Prior to the Effective Time, Parent will designate a national bank or trust company that is reasonably satisfactory to the Company to act as paying agent hereunder (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and will enter into an agreement reasonably satisfactory to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. At or prior to the Effective Time, Parent shall irrevocably deposit, or cause to be deposited, with the Paying Agent, the aggregate Merger Consideration with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)(iii)) (the “Payment Fund”).

(b) The aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to holders of shares of Company Common Stock and as reasonably directed by Parent, be invested by the Paying Agent in (i) short-term commercial paper obligations of issuers organized under the Laws of a state of the U.S., rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets or (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, or in mutual funds investing in such assets. Any interest or other income resulting from investment of the Payment Fund shall become part of the Payment Fund. No investment or investment losses resulting from such investment by the Paying Agent of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Section 2.3, and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.3. No investment by the Paying Agent of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Section 2.3 without interest solely in the event the Payment Fund has insufficient cash to make any payments of the Merger Consideration as contemplated by this Section 2.3.

(c) The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable pursuant to Section 2.1 out of the Payment Fund. The Surviving Corporation shall pay all charges and expenses of the Paying Agent in connection with the exchange of shares for the Merger Consideration.

(d) Exchange Procedures.

(i) As promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to deliver to each holder of record, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) if required by the processes and procedures of the

Paying Agent, shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, if applicable, and which shall be in a customary form and agreed to by the parties prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter until the first (1st) anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent, as agent for such holder, under cover of the Letter of Transmittal, if applicable.

(ii) Upon surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, if applicable, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the holder of record of such shares of Company Common Stock, it shall be a condition of payment that such shares of Company Common Stock so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3(d)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II.

(e) Termination of Rights. All Merger Consideration paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in Section 2.1(b)(iii)).

(f) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other income resulting from the investment of the Payment Fund) that remains undistributed to the former shareholders of the Company in accordance with this Article II on the 365th day after the Closing Date shall be delivered to the Surviving Corporation, upon demand, and thereafter Persons entitled to receive payment pursuant to this Article II shall look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for payment of their claim for such amounts.

(g) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Paying Agent shall be liable to any holder of Company Common Stock for any amount of Merger

Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in Section 2.1(b)(iii)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, pursuant to the provisions of this Article II.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct or withhold (or cause to be deducted and withheld) from the amounts otherwise payable to any holder of Company Common Stock or any holder of a Company Equity Award pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or the holder of the Company Equity Award, as applicable, in respect of which such deduction or withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be. Parent, the Surviving Corporation, and the Paying Agent shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

2.4 No Appraisal Rights. In accordance with Section 13.1-730 of the VSCA, no dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except (x) as set forth in any of the Company SEC Documents publicly available prior to the date hereof (excluding any disclosures set forth in any such Company SEC Documents under the headings “Risk Factors” or “Forward Looking Statements,” or any disclosures set forth in any such Company SEC Documents in any other sections that are predictive or primarily cautionary in nature other than historical facts included therein), or (y) as set forth on the correspondingly numbered disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Power. Each of the Company and its Subsidiaries (i) is a corporation, partnership, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, (ii) has all requisite corporate, partnership, limited liability company or other requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified to do business and in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties makes such qualification necessary, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries, in each case in full force and effect as of the date hereof.

(b) Capital Structure.

(i) As of the date of this Agreement, the authorized capital stock of the Company consists of (A) 120,000,000 shares of Company Common Stock and (B) 3,000,000 shares of preferred stock, no par value (“Company Preferred Stock,” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on January 23, 2017 (the “Capitalization Reference Date”), (1) 51,219,000 shares of Company Common Stock were issued and outstanding, (2) no shares of Company Preferred Stock were issued and outstanding, (3) 2,747,260 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which 281,341 shares of Company Common Stock were subject to issuance upon the vesting of Pre-Signing Company Equity Awards based on achievement of target level performance, and (4) no Voting Debt was issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to any preemptive rights.

(ii) Section 3.1(b)(ii) of the Company Disclosure Schedule sets forth, as of the Capitalization Reference Date, a complete and correct list of all outstanding Pre-Signing Company Equity Awards, including the holder, date of grant, exercise price (if applicable), vesting schedule, performance period and number of shares of Company Capital Stock (based on target performance) or performance units (including the target dollar value per unit) subject thereto.

(iii) Except as set forth in this Section 3.1(b), and except for changes since the Capitalization Reference Date resulting from the vesting or settlement of Pre-Signing Company Equity Awards, as of the date hereof, (A) there are no outstanding shares of Company Capital Stock or any other equity interests in the Company, (B) there is no Voting Debt issued and outstanding, (C) there are no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other equity interests in the Company or in any Subsidiary of the Company and (D) there are no options, warrants, calls, rights (including preemptive rights), or Contracts to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of Company Capital Stock (or any other equity interests in the Company), any Voting Debt or any other equity interests in any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(iv) As of the date of this Agreement, the authorized capital stock of the Regulated Utility Subsidiary consists of (A) 80,000,000 shares of common stock of the Regulated Utility Subsidiary, par value $1.00 per share (“Regulated Utility Subsidiary Common Stock”), and (B) 1,500,000 shares of preferred stock, no par value (“Regulated Utility Subsidiary Preferred Stock”, and, together with the Regulated Utility Subsidiary Common Stock and any other capital stock of Regulated Utility Subsidiary, the “Regulated Utility Subsidiary Capital Stock”). At the close of business on the Capitalization Reference Date, (1) 46,479,536 shares of Regulated Utility Subsidiary Common Stock were issued and outstanding, all of which were held by the Company, (2) 70,600 shares of $4.25 series Regulated Utility Subsidiary Preferred Stock were issued and outstanding, (3) 150,000 shares of $4.80 series Regulated Utility Subsidiary Preferred Stock were issued and outstanding and (4) 60,000 shares of $5.00 series Regulated Utility Subsidiary Preferred Stock were issued and outstanding. All outstanding shares of Regulated Utility Subsidiary Preferred Stock are validly issued, fully paid and non-assessable and are not subject to any preemptive rights. Other than the Regulated Utility Subsidiary Preferred Stock, and except as set forth on Section 3.1(b)(v) of the Company Disclosure Schedule, all outstanding shares of capital stock and other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Encumbrances, except for such Encumbrances as may be provided under the Securities Act or any transfer restrictions set forth in the Organizational Documents of such Subsidiary.

(v) Section 3.1(b)(v) of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of (A) the name, equity capitalization and schedule of equityholders of each non-wholly owned Subsidiary of the Company (other than the Regulated Utility Subsidiary) and (B) the name of, and the Company’s percentage equity ownership interest in, each Company Joint Venture. Other than the Subsidiaries and the Company Joint Ventures, as of the date of this Agreement, the Company does not own any shares of capital stock or other equity interests in any Person, and has no binding obligations, whether contingent or otherwise, to purchase any shares of capital stock or other equity interests in any Person. The Company has made available to Parent complete and correct copies of the Organizational Documents of the Company Joint Ventures, in each case in effect as of the date hereof.

(vi) There are no stockholder agreements, voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party or by which such Person is bound relating to the voting of any shares of Company Capital Stock or Regulated Utility Subsidiary Capital Stock.

(c) Authority; No Violations.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement, and at the Closing will have, all requisite corporate power and authority, subject to obtaining the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to the consummation of the Transactions, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of the other party, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditor’s Rights”). The Company Board has unanimously (A) resolved to recommend that the Company’s shareholders approve this Agreement and the plan of merger set forth herein (the “Company Board Recommendation”), (B) determined that entry into this Agreement is in the best interests of the Company and its shareholders, (C) adopted the plan of merger set forth herein and approved the Company’s execution, delivery and performance of this Agreement and consummation of the Transactions and (D) directed that this Agreement be submitted to a vote at a meeting of the shareholders of the Company to consider the approval of this Agreement (such meeting, including any postponement, adjournment or recess thereof, the “Company Shareholders Meeting”).

(ii) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (A) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Organizational Documents of the Company or any of its Subsidiaries; (B) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses), or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Contract evidencing Indebtedness, any Lease, any Material Contract, any Company Permit or any Organizational Document of any Company Joint Venture; or (C) assuming that each of the Consents referred to in Section 3.1(d) are duly and timely obtained or made and any applicable waiting periods referred to therein have expired or terminated and the Company Shareholder Approval has been obtained, violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (B) or (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(g), the affirmative vote (in person or by proxy) of the holders of more than two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) is the only vote of the holders of Company Capital Stock necessary to approve this Agreement and the Transactions.

(d) Consents. No Consent is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of (A) a proxy statement in preliminary and definitive form (as amended or supplemented from time to time, the “Proxy Statement”) relating to the Company Shareholders Meeting and (B) such reports under the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Articles of Merger with the SCC pursuant to the VSCA; (iv) filings required under, and compliance with other applicable requirements of, the rules of the New York Stock Exchange, Inc.; (v) any such Consents required by the PSC of DC, the PSC of MD or, with respect to matters in the purview of the Virginia PUR, the SCC (collectively, the “State Regulatory Approvals” and such Governmental Authorities, the “State Commissions”) and any filings with respect thereto; (vi) any such Consents required by the Federal Energy Regulatory Commission (the “FERC” and any such Consents, the “FERC Approval”) and any filings with respect thereto; and (vii) any such Consents the failure to obtain or make of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) SEC Documents; Financial Statements; Credit Rating.

(i) Since October 1, 2014, each of the Company and the Regulated Utility Subsidiary has filed with or furnished to the SEC all forms, reports, proxy statements, registration statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, all such forms, reports, proxy statements, registration statements and other documents so filed or furnished, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the date of the last such amendment (but only amendments prior to the date of this Agreement in the case of any Company SEC Document with a filing or effective date prior to the date of this Agreement), the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC thereunder, and none of such Company SEC Documents contained, when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to the disclosures so amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company and the Regulated Utility Subsidiary has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Company SEC Documents. As of the date of this Agreement, there are no outstanding or unresolved written comments received by the Company or the Regulated Utility Subsidiary from the staff of the SEC with respect to any of the Company SEC Documents. As of the date of this Agreement, neither the Company nor the Regulated Utility Subsidiary has received written notice from the staff of the SEC that any of the Company SEC Documents are the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries (other than the Regulated Utility Subsidiary) is, or has been at any time since October 1, 2014, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

(ii) The financial statements of the Company and the Regulated Utility Subsidiary included in the Company SEC Documents, including all notes and schedules thereto, complied as to form in all material respects with Regulation S-X of the SEC, were prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries, and the Regulated Utility Subsidiary, respectively, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries, and the Regulated Utility Subsidiary, respectively, for the periods presented therein. Deloitte & Touche LLP (“Deloitte”) was an independent registered public accounting firm with respect to the Company and the Regulated Utility Subsidiary as of the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, and since such date and as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of the Company.

(f) Corporate Governance.

(i) Based on its most recent evaluation of its internal controls prior to the date hereof, each of the Company and the Regulated Utility Subsidiary have disclosed to its auditors and its audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. Since October 1, 2014, neither the Company nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company or any of its Subsidiaries (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(ii) Each of the Company and the Regulated Utility Subsidiary has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. To the knowledge of the Company, such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, and the Regulated Utility Subsidiary, including its Subsidiaries, as applicable, required to be disclosed by the Company and the Regulated Utility Subsidiary, as applicable, in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of the Company and the Regulated Utility Subsidiary, as applicable, to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company or the Regulated Utility Subsidiary, as applicable, in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(iii) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract, including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act) in each case where the purpose or intended effect of such joint venture, partnership agreement or similar Contract is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s consolidated financial statements.

(g) Information Supplied. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will not, at the time of filing with the SEC, at the date first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement, insofar as it relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(h) Absence of Certain Changes or Events. From September 30, 2016 to the date of this Agreement, (i) except for the entry into this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) No Undisclosed Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than (i) liabilities reflected or reserved against on the balance sheet of the Company dated as of September 30, 2016 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the year ended September 30, 2016; (ii) liabilities incurred in the ordinary course of business consistent with past practice subsequent to September 30, 2016 and prior to the date of this Agreement; (iii) liabilities incurred as permitted by this Agreement pursuant to Section 4.1 or (iv) liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Permits; Compliance with Law.

(i) Each of the Company and its Subsidiaries is, and at all times since October 1, 2014 has been, in compliance with, and is not, and at all times since October 1, 2014 has not been, in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since October 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Authority regarding any actual or possible violation of, or failure to comply with, any applicable Law, except for any such violations or failures to comply that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company and each of its Subsidiaries are in possession of all licenses, franchises, permits, certificates, approvals, variances, Orders, registrations and authorizations from Governmental Authorities necessary under applicable Law for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (collectively, “Company Permits”), except where the failure to so possess or have filed any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are, and at all times since October 1, 2014 have been, in compliance with the terms and requirements of the Company Permits, except where the failure so to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Permits are valid and in full force and effect and are not subject to any Proceeding that could reasonably be expected to result in modification, termination or revocation thereof.

(k) Litigation. There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Order outstanding against the Company or any of its Subsidiaries, in either case that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no officer or director of the Company or any Subsidiary of the Company is a defendant in any litigation proceeding in connection with his or her status as an officer or director of the Company or any Subsidiary of the Company that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) Taxes. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file), and each such Tax Return is complete and correct in all respects. All Taxes owed by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries may be liable, that are or have become due have been paid in full. All Tax withholding and deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied. There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(ii) There is no unresolved claim, assessment, deficiency, or adjustment that has been asserted, proposed or, to the knowledge of the Company, threatened with respect to any Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries. No Tax audits or administrative or judicial proceedings are being conducted, pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity Contract or arrangement (other than any such Contract or arrangement (A) that is a Contract entered into in the ordinary course of business and the principal purpose of which is not Taxes or (B) that is solely between or among the Company and one or more of its Subsidiaries).

(iv) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(v) Neither the Company nor any of its Subsidiaries has entered into or has any liability in respect of, or any filing obligations with respect to, any transaction that constitutes a “listed transaction,” as defined in Code Section 6706A(c)(2) and Section 1.6011-4(b)(2) of the Treasury Regulations.

(vi) This Section 3.1(l) (and Section 3.1(m) as it relates to Taxes) constitutes the sole and exclusive representation and warranty of the Company regarding Tax matters.

(m) Compensation; Benefits.

(i) Set forth on Section 3.1(m) of the Company Disclosure Schedule is a list of all material Employee Benefit Plans. With respect to each material Employee Benefit Plan, the Company has made available to Parent complete and correct copies of each of the following documents, as applicable: (A) the most recent plan document (or, if not written, a written summary of its material terms) and any amendments thereto, (B) the most recent summary plan descriptions and summaries of material modifications thereto, (C) the most recent annual report (Form 5500 series or equivalent if required under applicable Law), including all exhibits and attachments thereto, (D) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (the “IRS”) and any pending request for such a letter, (E) any material correspondence with, and all non-routine filings made within the past three years with, any Governmental Authority, (F) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto and (G) the current related trust (and any amendments thereto) and any material administrative service agreements (and any amendments thereto).

(ii) No Employee Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA, and the Company, its Subsidiaries and the Company ERISA Affiliates have no unpaid or unsatisfied obligation with respect to any withdrawal liability (within the meaning of Section 4201 of ERISA).

(iii) Section 3.1(m) of the Company Disclosure Schedule identifies each Employee Benefit Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Employee Benefit Plan that is subject to Title IV of ERISA (a “Title IV Plan”) has, within the last two (2) years, been required to submit a 4010 filing or report a “reportable event” (within the meaning of Section 4043 of ERISA) to the Pension Benefit Guaranty Corporation (the “PBGC”).

(iv) Except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(A) Each Employee Benefit Plan has been maintained in compliance with applicable Law and in accordance with its terms;

(B) There are no Proceedings pending or, to the knowledge of the Company, threatened against, or with respect to, any of the Employee Benefit Plans or their related trusts (other than claims for benefits in the ordinary course);

(C) All contributions required to be made to the Employee Benefit Plans (or related trusts, insurance contracts or funds) pursuant to their terms and applicable Law have been timely made or accrued;

(D) Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter or opinion letter from the IRS as to its qualification under Section 401(a) of the Code, and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and to the knowledge of the Company, nothing has occurred since the date of such determination letter or opinion letter that has had an adverse impact on such qualification or the tax-exempt status of its related trust under Section 501(a) of the Code;

(E) With respect to each Employee Benefit Plan that is funded through a trust intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, such trust has been established, maintained and operated in compliance with the requirements of the Code and other applicable Law;

(F) Neither the Company nor any Company ERISA Affiliate has incurred a liability under Title IV of ERISA, including to the PBGC (other than for the payment of premiums to the PBGC in the ordinary course of business), that has not been satisfied in full;

(G) With respect to each Title IV Plan and each other Employee Benefit Plan subject to Section 302 of ERISA or Section 412 of the Code, (1) the Company and the Company ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, and the requirements of Section 436 of the Code and (2) no such Employee Benefit Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA;

(H) Neither the Company nor any Company ERISA Affiliate has engaged in any transaction that could reasonably be expected to result in liability under Sections 4069, 4204(a) or 4212(c) of ERISA;

(I) Neither the Company nor any of its Subsidiaries is or could reasonably be expected to be subject to liability, penalty or Taxes pursuant to Section 409 of ERISA, Section 502 of ERISA or Chapter 43 of Subtitle D of the Code; and

(J) Except for benefits provided under Section 601 et seq. of ERISA (or other similar Law), no Employee Benefit Plan provides health, disability or life insurance benefits following retirement or other termination of employment.

(v) None of the Company, any of its Subsidiaries or any Company ERISA Affiliate is a party to any agreement with the PBGC respecting any Employee Benefit Plan or respecting any employee pension benefit plan, within the meaning of Section 3(2) of ERISA, that is not an Employee Benefit Plan, which agreement contains obligations or covenants respecting the Company, any of its Subsidiaries or any Company ERISA Affiliate that continue beyond the date of this Agreement.

(vi) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee, individual consultant or director of the Company or any Subsidiary of the Company to severance pay, retention bonuses, unemployment compensation or any other payment or benefit; (B) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Employee Benefit Plan or any other compensatory arrangement to which the Company or any of its Subsidiaries is a party, or result in any forgiveness of Indebtedness; (C) result in any material breach or violation of, or a material default under, any Employee Benefit Plan or any other compensatory arrangement to which the Company or any of its Subsidiaries is a party; or (D) cause any amounts payable under any Employee Benefit Plan or any other agreement (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(vii) Except as set forth in Section 3.1(m)(vii) of the Company Disclosure Schedule, no Employee Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code, and the execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any “rabbi” or similar trust pursuant to any Employee Benefit Plan.

(n) Labor Matters.

(i) Set forth on Section 3.1(n) of the Company Disclosure Schedule is a list of each collective bargaining agreement and other Contract with a labor union or organization or other representative of employees to which the Company or any of its Subsidiaries is bound. To the Company’s knowledge, there is no union representation or certification petition or any union organizing or decertification activity pending or threatened with respect to any employee of the Company or any of its Subsidiaries.

(ii) There is not, and since October 1, 2014 there has not been, any strike, slowdown, work stoppage, lockout or other material labor dispute pending, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries.

(iii) Since October 1, 2014, there has been no unfair labor practice charge or complaint or unlawful employment practice charge or complaint against the Company or any of its Subsidiaries or, to the knowledge of the Company, pending or threatened, before (A) the National Labor Relations Board, (B) the Equal Employment Opportunity Commission or comparable state agency, (C) the Department of Labor, including the Occupational Safety and Health Administration, or (D) any other similar Governmental Authority responsible for the prevention or investigation of unlawful labor or employment practices, other than, in each case, such matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) The Company and its Subsidiaries are not subject to any settlement agreement, conciliation agreement, letter of commitment, order, deficiency letter or consent decree with any present or former employee or applicant for employment, labor union or other employee representative, or any Governmental Authority or arbitrator relating to claims of unfair labor practices, employment discrimination, wage practices or other claims with respect to employment and labor practices and policies, and no Governmental Authority or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labor practices or policies of the Company or its Subsidiaries which, in each case, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v) To the Company’s knowledge, all employees of the Company and its Subsidiaries are lawfully authorized to work in the U.S. according to federal immigration Laws. All present and former employees and contractors of the Company and its Subsidiaries have been provided, or as of the Effective Time will have been provided, all wages, compensation and other sums owed as of the Effective Time, except for any instances of non-payment that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(vi) Each of the Company and its Subsidiaries is, and since October 1, 2014 has been, in compliance with applicable Laws regarding labor and employment practices, including all such Laws regarding terms and conditions of employment, wages and hours, overtime pay, employee and contractor classification, immigration, affirmative action, government contracting or sub-contracting requirements, recordkeeping, occupational safety and health, employment discrimination and retaliation, sexual harassment, disability rights or benefits, employee leave, equal opportunity, workers’ compensation, employee benefits, employment-related taxes and unemployment insurance and related matters, except for any instances of non-compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(vii) Within the one (1)-year period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has effected (A) a “plant closing” (as defined in the federal Worker Adjustment and Retraining Notification Act of 1988 and any similar Law (collectively, the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (B) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries.

(o) Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property used in the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances (except for Permitted Encumbrances), other than where the failure to own or have the right to use such Company Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted is not infringing upon or misappropriating any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.1(o) constitutes the sole and exclusive representations and warranties of the Company with respect to Intellectual Property matters.

(p) Real Property.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title to all real property owned in fee by the Company and its Subsidiaries (the “Owned Real Property”), or a valid and subsisting leasehold interest or other applicable estates in any real property leased, subleased, licensed or otherwise held for use by the Company or any of its Subsidiaries (such property, including, for the avoidance of doubt, all consents, rights-of-way, easements and other similar rights to use or occupy real property, collectively, the “Leased Real Property”), including good, valid and marketable title to all Owned Real Property and a valid and subsisting leasehold or comparable interest in all Leased Real Property disclosed in the Company’s Annual Report on Form 10-K for the year ended September 30, 2016 filed with the SEC as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than real property sold or otherwise disposed of since the date thereof), in each case free and clear of all Encumbrances (other than Permitted Encumbrances). All of the leases, subleases, easements and other agreements under which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy any Leased Real Property (collectively, the “Leases”) are valid, binding and in full force and effect and neither the Company nor any of its Subsidiaries (nor, to the Company’s knowledge, any third party) is in breach of or default under any such Lease, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) As of the date of this Agreement, to the knowledge of the Company, none of the Owned Real Property or Leased Real Property is the subject of any eminent domain proceeding, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(q) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries and their respective assets and operations are and, since October 1, 2014, have been, in compliance with Environmental Law (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws and compliance by the Company and each of its Subsidiaries with the terms and conditions thereof).

(ii) Neither the Company nor any of its Subsidiaries (or any of their respective assets and properties) is subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Law.

(iii) Neither the Company nor its Subsidiaries (or, to the knowledge of the Company, any third party operators of the Company’s or any of its Subsidiaries’ assets or properties) have received any written notice asserting a violation of, or any alleged liability or obligation under, any Environmental Law.

(iv) To the Company’s knowledge, there have been no Releases of Hazardous Materials from any property owned, operated or otherwise used by the Company or any of its Subsidiaries, or in connection with the operations of the Company or any of its Subsidiaries, which have resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under Environmental Law.

(v) To the Company’s knowledge, there has been no exposure of any Person or property to Hazardous Materials in connection with the properties or operations of the Company or any of its Subsidiaries that have resulted in or would reasonably be expected to result in a claim for damages or compensation against the Company or its Subsidiaries.

(vi) Neither the Company nor its Subsidiaries (A) are subject to any Order issued by or any consent decree or analogous agreement with a Governmental Authority that imposes any liability on the Company or its Subsidiaries in connection with any Release of Hazardous Materials and (B) have assumed by Contract or, to the Company’s knowledge, operation of Law any liability of any Person (other than the Company and its Subsidiaries) incurred or to be incurred pursuant to Environmental Laws.

(r) Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies maintained by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) are in full force and effect on the date of this Agreement and all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been paid. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of cancelation or termination from any insurer or agent of such insurer with respect to any Material Company Insurance Policy.

(s) Material Contracts.

(i) Section 3.1(s) of the Company Disclosure Schedule sets forth a complete and correct list (including all amendments, supplements, exhibits and side letters thereto), as of the date of this Agreement (provided, however, that the Company shall not be required to list any such agreements that are filed as exhibits to the Company SEC Documents) of:

(A) any Contract which is required to be filed by the Company or the Regulated Utility Subsidiary as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) any Contract, including any joint development or operating agreement, partnership or other similar agreement or arrangement, any gathering, processing, development, production, cost-of-service or similar agreement, any Derivative Transaction Contract, any transportation or storage Contract, any Contract relating to the Company’s or its Subsidiaries’ equity securities, or any throughput contract, in each case that relates to or involves future expenditures, receipts or payments by the Company or any of its Subsidiaries of more than $40,000,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty; or

(C) any stockholder agreements, voting trusts or other Contracts between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, pursuant to which such Person is bound relating to the voting of any shares of Company Capital Stock or Regulated Utility Subsidiary Capital Stock, as applicable.

(ii) Each Contract or other agreement of the type described above in Section 3.1(s)(i), whether or not set forth in Section 3.1(s) of the Company Disclosure Letter, is referred to herein as a “Material Contract.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto (subject, as to enforceability, to Creditor’s Rights) and, to the knowledge of the Company, each other party thereto, and is in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract nor, to the knowledge of the Company, is any other party to any such Material Contract in breach or default thereunder.

(t) Opinion of Financial Advisor. The Company Board has received the opinions of Goldman, Sachs & Co. and Lazard Frères & Co. LLC, in each case, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be paid to the holders (other than Parent and any of its Affiliates) of the Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders.

(u) Brokers. Except for the fees and expenses payable to Goldman, Sachs & Co. and Lazard Frères & Co. LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(v) Anti-Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(g), the Transactions are not subject to any applicable anti-takeover provisions related to business combinations in the VSCA, or any other similar Takeover Laws or any similar provision in the Company’s Organizational Documents (including Article Seventh of the Company Articles of Incorporation).

(w) Regulatory Matters.

(i) Neither the Company nor any of its Subsidiaries is subject to regulation as an electricity transmission service provider or public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e).

(ii) All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since October 1, 2014 pursuant to applicable Laws specifically governing the regulation of public utilities or pipeline safety (including each pipeline safety Law that is administered by the U.S. Department of Transportation Pipeline and Hazardous Materials Administration and Title 40, Public Utilities and Carriers, of the A.R.S.), including all filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries with FERC and the State Commissions, have been filed or furnished, as applicable, on a timely basis with the applicable Governmental Authority, as the case may be, including all material forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments, and supplements appertaining thereto (collectively, “Regulatory Filings”), and all such filings complied, as of their respective dates, with all applicable requirements of the applicable Laws, except for filings the failure of which to make, or the failure of which to make in compliance with all applicable requirements of the applicable Laws, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries whose rates or services are regulated by a Governmental Authority has knowledge that any such rates have been or are being collected subject to refund, pending final resolution of any proceeding before a Governmental Authority.

3.2 Representations and Warranties of Parent and Merger Sub. Except as set forth on the correspondingly numbered disclosure schedule dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) (provided that disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

(a) Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Authority; No Violations.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub (including by the Parent Board and the Merger Sub Board) and approved by Intermediate Parent. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due authorization, execution and delivery of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject, as to enforceability, to Creditor’s Rights. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt or approve this Agreement and the plan of merger set forth in this Agreement or the Transactions.

(ii) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the Transactions by Parent and Merger Sub will not at the Effective Time (A) conflict with or violate any provision of the Organizational Documents of Parent or Merger Sub; (B) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of Parent or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses), or result in (or give rise to) the creation of any Encumbrance (other than a Permitted Encumbrance) or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their respective properties or assets are bound that is required to be filed by Parent on the System for Electronic Document Analysis and Retrieval by the applicable Canadian securities regulators pursuant to any Canadian securities Laws; or (C) assuming that each of the Consents referred to in Section 3.2(c) are duly and timely obtained or made and any applicable waiting periods referred to therein have expired or terminated, violate any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (B) or (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Consents. No Consent is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of such reports under the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions, (iii) the filing of the Articles of Merger with the SCC pursuant to the VSCA; (iv) filings required under, and compliance with other applicable requirements of the rules of the Toronto Stock Exchange or the Securities Commissions; (v) the CFIUS Approval and any filings with respect thereto; (vi) any such Consents required for the State Regulatory Approvals and any filings with respect thereto; (vii) the FERC Approval and any filings with respect thereto; and (viii) any such Consents the failure to obtain or make of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Information Supplied. The information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will not, at the time of filing with the SEC, at the date first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Litigation. There are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, other than any such Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Order outstanding against Parent or any of its Subsidiaries, in either case that has had and would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Financing. Parent has delivered to the Company complete and correct fully executed copies, as of the date hereof, of (i) the Debt Commitment Letter and (ii) all fee letters related thereto (as redacted to remove only the fee amounts, pricing caps, time periods, the rates and economic terms of the “market flex,”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof, the lenders parties thereto have committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter is in full force and effect (subject, as to enforceability, to Creditor’s Rights) and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, and there are no conditions precedent related to the funding of the Debt Financing other than as expressly set forth in the Debt Letters. Assuming the Debt Financing is funded in accordance with the terms of the Debt Letters, Parent and Merger Sub will have available at the Closing all of the funds required for (A) the aggregate Merger Consideration, (B) the amounts contemplated by Section 2.2, and (C) other payment obligations of Parent and Merger Sub hereunder, and such will be used, to the extent required to consummate the Transactions, to consummate the Merger pursuant to Article II. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a material breach or default on the part of Parent, or to the knowledge of Parent, any other party under the Debt Letters. As of the date of this Agreement, except for any agreements relating to any alternative equity capital markets financing (which agreements do not contain any terms that would adversely affect the conditionality, enforceability, termination, principal amount or availability of the Debt Financing), there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) related to the funding of the Debt Financing other than as expressly set forth in the Debt Letters. Parent has fully paid (or has made arrangements to fully pay or cause to be fully paid as promptly as practicable) all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, Parent does not have knowledge that the Debt Financing will not be made available on the Closing Date.

(g) Share Ownership. Neither Parent nor Merger Sub is, individually or, to Parent’s knowledge, together with its “affiliates” and “associates” (as such terms are defined in Rule 12b-2 of the Exchange Act), a “beneficial owner” (as such term is defined in the Company Articles of Incorporation) of a number of shares of Company Common Stock equal to or greater than ten percent (10%) of the total number of issued and outstanding shares of Company Common Stock.

(h) Brokers. Except for the fees and expenses payable to J.P. Morgan Securities LLC, The Toronto-Dominion Bank, Royal Bank of Canada and certain of their respective Affiliates, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions (other than in connection with any Financing) based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

(i) Ownership and No Business Conduct of Merger Sub. Merger Sub was incorporated on January 20, 2017. Parent owns beneficially and of record all of the outstanding capital stock of AltaGas Services (U.S.) Inc., a Delaware corporation (“U.S. Holdco”), US Holdco owns beneficially and of record all of the outstanding membership interests in Wrangler 1 LLC, a Delaware limited liability company (“Wrangler 1”), and Wrangler 1 owns beneficially and of record all of the outstanding membership interests in Intermediate Parent. Parent owns beneficially, and Intermediate Parent owns of record, all of the outstanding capital stock of Merger Sub, all of which is duly authorized, validly issued, fully paid and non-assessable. Since its incorporation, Merger Sub has not engaged in any activity, other than such actions in connection with (i) its organization and (ii) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

(j) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Section 3.1.

ARTICLE IV

COVENANTS RELATING TO CONDUCT

OF BUSINESS PENDING THE MERGER

4.1 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, until the Effective Time, except as (i) expressly permitted or required by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 4.1 of the Company Disclosure Schedule or (iv) consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course of business consistent with past practice in all material respects and use its reasonable best efforts to preserve intact its present business organization, retain its officers and key employees, and preserve its relationships with its customers and suppliers and other Persons with whom it has significant business dealings.

(b) Without limiting the generality of Section 4.1(a), until the Effective Time, except as (w) expressly permitted or required by this Agreement, (x) required by applicable Law, (y) set forth in Section 4.1 of the Company Disclosure Schedule or (z) consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) Dividends; Changes in Capital Stock. The Company shall not, and shall not permit any of its Subsidiaries to, (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, or other equity interests in, the Company or its Subsidiaries, other than (1) dividends paid by (x) any Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company, or (y) the Regulated Utility Subsidiary with respect to the Regulated Utility Subsidiary Preferred Stock, as required by the Organizational Documents of the Regulated Utility Subsidiary, (2) regular quarterly cash dividends with respect to the Company Common Stock not to exceed $0.511875 per share for calendar year 2017 and not to exceed $0.51699375 per share for calendar year 2018, with declaration, record and payment dates consistent with the Company’s declaration, record and payment dates during its last fiscal year, or (3) with respect to the calendar quarter in which the Closing occurs (but solely to the extent that the Company does not pay a regular quarterly dividend in respect of such quarter pursuant to clause (2)), a “stub period” cash dividend per share of Company Common Stock equal to the product of (x) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (y) a daily dividend rate determined by dividing the amount of the then applicable quarterly dividend rate by ninety-one (91), to the holders of record of Company Common Stock as of immediately prior to the Effective Time or (B) split, combine, subdivide or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or (C) repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in or securities convertible into or rights to acquire capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except in connection with withholding to satisfy Tax obligations with respect to Company Equity Awards.

(ii) Issuance of Securities. The Company shall not, and shall not permit any of its Subsidiaries to, issue, sell, deliver or grant any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity interests, except the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Company Equity Awards in accordance with the terms of the Company Stock Plans.

(iii) Organizational Documents. The Company shall not (A) amend its Organizational Documents, (B) permit any of its Subsidiaries to amend any such Subsidiary’s Organizational Documents or (C) exercise, or permit any of its Subsidiaries to exercise, any approval or consent right within its discretion to amend any Organizational Documents of any Company Joint Venture, except in the case of clause (B) and (C) for immaterial or ministerial amendments.

(iv) Mergers; Acquisitions; Investments. The Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition (including by merger, consolidation, amalgamation or share exchange) of the capital stock, equity securities, membership interests or assets of, any other Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of the Company), except acquisitions as to which the purchase price is not in excess of $50,000,000 in the aggregate.

(v) No Dispositions. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, sell, dispose of, transfer, lease or license any of its properties or assets, other than (A) dispositions as to which the sales price is not in excess of $50,000,000 in the aggregate, (B) asset retirements or disposals in the ordinary course of the utility business consistent with past practice and (C) transfers between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries.

(vi) No Dissolution. The Company shall not, and shall not permit any of its Subsidiaries to, consummate, authorize or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merge or consolidate with any other Person (except, solely with respect to the Company’s Subsidiaries, as otherwise permitted pursuant to Section 4.1(b)(iv)).

(vii) Accounting. The Company shall not, and shall not permit any of its Subsidiaries to, make any material change to its accounting principles, methods or policies for the preparation of financial statements included in reports or registration statements filed with the SEC, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board).

(viii) Insurance. The Company shall not, and shall cause its Subsidiaries not to, permit any Material Company Insurance Policy to terminate or lapse without replacing such policy with substantially comparable coverage.

(ix) Tax Matters. The Company shall not, and shall not permit any of its Subsidiaries to, (A) make or rescind any material election relating to Taxes, (B) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns that have been filed for prior taxable years, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes or (D) file any amended Tax Return reflecting a material amount of Taxes.

(x) Employee Matters. The Company shall not, and shall not permit any of its Subsidiaries to, (A) grant any increases in the compensation (including bonuses) or benefits paid,

payable or to become payable to any of its directors or executive officers; (B) grant any increases in the compensation (including bonuses) or benefits paid, payable or to become payable to any of its employees who are not executive officers, except for increases in the compensation (including bonuses) or benefits of such employees required under the terms of an Employee Benefit Plan existing on the date of this Agreement; (C) accelerate or modify the vesting, performance or exercisability of any award under a Company Stock Plan; (D) establish or become obligated under any collective bargaining agreement or other Contract with a labor union, trade union, works council or other representative of employees or Employee Benefit Plan that was not in existence prior to the date of this Agreement; (E) forgive any Indebtedness with respect to any director, officer or employee; (F) fund (or agree to fund), through a “rabbi” or similar trust, any compensation or benefits under any Employee Benefit Plan; or (G) enter into any new, or amend any existing, Employee Benefit Plan (including any Company Stock Plan).

(xi) Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, (A) incur or guarantee any Indebtedness (or amend any Contract relating to Indebtedness) or guarantee any other obligation of any Person, except for Indebtedness incurred among the Company’s wholly-owned Subsidiaries, or (B) redeem, repurchase, prepay, defease, cancel or otherwise acquire any Indebtedness.

(xii) Material Contracts. The Company shall not, and shall not permit any of its Subsidiaries to, (A) enter into any Contract that would be a Material Contract or modify or amend in any material respect, or terminate or waive any material right under, any Material Contract (including any Contract entered into after the date of this Agreement in accordance with this Section 4.1(b)(xii)), except for any new agreement, modification, amendment, termination or waiver in the ordinary course of business consistent with past practice or (B) enter into any Material Contract or an amendment to any Material Contract if such Material Contract or amendment (1) includes any term or provision pursuant to which the consummation of the Transactions would result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses), or any rights of termination, cancellation, first offer or first refusal under, such Contract (as amended, if applicable), or (2) would reasonably be expected, individually or in the aggregate, to prevent or materially impede, interfere with or delay the consummation by the Company or any of its Subsidiaries of the Transactions.

(xiii) Capital Expenditures. The Company shall not, and shall not permit its Subsidiaries to, (A) make utility-related capital expenditures, except for those capital expenditures set forth in Section 4.1(b)(xiii)(A) of the Company Disclosure Schedule (plus a 10% variance), or (B) make non utility-related capital expenditures, except for those capital expenditures set forth in Section 4.1(b)(xiii)(B) of the Company Disclosure Schedule (plus a 20% variance).

(xiv) Settlement of Claims. Except as otherwise permitted by Section 4.1(b)(ix), the Company shall not, and shall not permit any of its Subsidiaries to, settle any Proceeding (including any pending or threatened claim or action, but excluding any Transaction Litigation) against the Company or any of its Subsidiaries, other than settlements that (A) with respect to the payment of monetary damages, involve only the payment by the Company and any of its Subsidiaries of monetary damages not exceeding $2,000,000 in the aggregate for all such settlements in any calendar year and (B) with respect to any non-monetary terms and conditions therein, (1) impose or require actions that would not reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole and (2) do not involve an admission of criminal wrongdoing by the Company or any of its Subsidiaries.

(xv) Derivative Transactions; Risk Management. The Company shall not, and shall not permit any of its Subsidiaries to, (A) enter into any Derivative Transactions other than in the ordinary course of business consistent with past practice and hedging policies and procedures existing as of the date hereof or (B) materially change any of its energy price risk management and marketing of energy parameters, limits and guidelines.

(xvi) WARN Act. The Company shall not, and shall not permit any of its Subsidiaries to, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act.

(xvii) Line of Business. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business.

(xviii) Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, agree to take any action prohibited by Section 4.1(b).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may, and may cause any of its Subsidiaries to, take reasonable actions in compliance with applicable Law with respect to any operational emergencies (including any restoration measures in response to any act of terrorism, hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development), equipment failures, outages or threat to the environment or the health or safety of natural Persons.

(d) Between the date of this Agreement and the Effective Time, the Company and its Subsidiaries may (i) continue to make Regulatory Filings in the ordinary course of business consistent with past practice, including those filings described in Section 4.1(d) of the Company Disclosure Schedule, and (ii) respond (after reasonable consultation with Parent) to Regulatory Filings made by other parties in which the Company or one or more of its Subsidiaries is an interested party, and (iii) take any other action contemplated by or described in any such Regulatory Filings in the ordinary course of business consistent with past practice; provided, however, that the Company shall (A) keep Parent informed as promptly as reasonably practicable of any material communications or meetings with any Governmental Authority with respect to rate cases and shall provide copies of any written communications or materials, (B) consult with Parent and give Parent a reasonable opportunity, within the time constraints imposed in such rate cases, to comment on material written communications or materials submitted to any Governmental Authority, in each case with respect to any rate cases, which the Company shall consider in good faith, and (C) at the request of Parent, provide Parent a reasonable opportunity to participate in any material meeting or communications related thereto. Parent shall have the opportunity to review and comment on all economic aspects of any rate case filing and shall have the right to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any settlement of any rate case and rate case filing insofar as it would reasonably be expected to result in an outcome for the Surviving Corporation or any of its Subsidiaries that would be materially adverse to the Surviving Corporation or any of its Subsidiaries after the Effective Time, taking into account the requests made by the Company to the applicable Governmental Authority in connection with such rate case and the resolution of similar recent rate cases by the Company.

(e) During the period from the date of this Agreement until the Effective Time, notwithstanding anything to the contrary in this Section 4.1, each party shall not, and shall cause its Subsidiaries not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, or delay the consummation by such party of the Transactions.

4.2 No Solicitation.

(a) The Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and terminate any existing solicitation, discussion or negotiation with any Person conducted prior to the date of this Agreement with respect to any Competing Proposal or any proposal, offer or indication of interest that could reasonably be expected to lead to a Competing Proposal and request, and use its reasonable best efforts to enforce its contractual rights with respect to, the prompt return or destruction of all confidential information previously furnished to any such Person in connection with a Competing Proposal and terminate access by any such Person to any physical or electronic data room maintained by or on behalf of the Company.

(b) From the date of this Agreement until the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any proposals, offers or indications of interest regarding, or the making of any proposal, offer or indication of interest that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) conduct, participate or engage in any discussions or negotiations with any Person with respect to a Competing Proposal or any proposal, offer or indication of interest that could reasonably be expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 4.2), or (iii) furnish any non-public information regarding the Company or its Subsidiaries to any Person in connection with or in response to a Competing Proposal or any proposal, offer or indication of interest that could reasonably be expected to lead to a Competing Proposal.

(c) Notwithstanding anything to the contrary set forth in this Agreement, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval the Company or its Representatives receives a bona fide written Competing Proposal, the Company Board (or a duly authorized committee thereof), the Company and its Representatives may engage in the activities prohibited by Section 4.2(b) with any Person who has made such Competing Proposal if (i) such Competing Proposal did not result from a material breach of this Section 4.2, (ii) prior to engaging in any such activities, the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal and that the failure to engage in such activities would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and (iii) prior to furnishing any non-public information, the Company receives an executed confidentiality and standstill agreement from such Person (A) containing terms that are, in the aggregate, no less favorable to the Company than those contained in the Confidentiality Agreement (provided that such agreement may permit the submission of a Competing Proposal to the Company Board on a confidential and non-public basis) and (B) not prohibiting the Company from complying with its obligations set forth in this Agreement. Neither the Company nor any of its Subsidiaries shall enter into any Contract that prohibits the Company from complying with any of its obligations pursuant to this Section 4.2 or Section 5.3.

(d) The Company shall advise Parent in writing as promptly as reasonably practicable (and in any event within 24 hours) of the receipt of any Competing Proposal or any request for non-public information regarding the Company or any of its Subsidiaries made by any Person or any request for negotiations with the Company, any of its Subsidiaries or any of their respective Representatives in connection with a Competing Proposal, and, in respect of each such Competing Proposal or request, the Company shall provide to Parent as promptly as reasonably practicable (and in any event within such 24 hour timeframe) the identity of the Person making such Competing Proposal or request and the material terms and conditions of such Competing Proposal or request (and provide copies of any such written correspondence related thereto). The Company shall keep Parent informed as promptly as reasonable practicable (and in any event within 24 hours of such material development or change) of the status, material communications (and provide copies of any such written correspondence related thereto) and material developments regarding any Competing Proposal or request (including any change in the price or other material terms or conditions thereof). The Company shall as promptly as reasonably practicable (and in any event within 24 hours) provide to Parent any non-public information regarding the Company and its Subsidiaries that is provided to any other Person in connection with a Competing Proposal that was not previously provided to Parent.

(e) The Company shall inform all of its Representatives of the restrictions described in this Section 4.2 and Section 5.3. The Company agrees that any action that is taken by (i) its Subsidiaries or its and their respective directors, officers and employees that, if taken by the Company, would have been a breach of this Section 4.2 or Section 5.3, or (ii) any other Representative of the Company that, if taken by the Company, would have been a Willful and Material Breach of this Section 4.2 or Section 5.3, in each case, shall be deemed to be a breach of such Section by the Company.

(f) The Company shall not, and shall not permit any of its Subsidiaries to, terminate, amend, modify or waive, or fail to enforce against any Person to the fullest extent permitted under applicable Law, any provision of any confidentiality agreement or standstill agreement to which it or any of its Subsidiaries is a party (other than the Confidentiality Agreement) unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that compliance with the terms of this Section 4.2(f) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Information. From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (a) afford to Parent and its Representatives reasonable access, at reasonable times upon reasonable prior notice, to (i) the officers, key employees, Representatives, properties, offices and other facilities (but excluding for the conduct of any Phase II testing or sampling of environmental media) of the Company and its Subsidiaries (including by way of in person or telephonic meetings between the Company and its Representatives and Parent and its Representatives) and (ii) their books, records, documents and Contracts, and (b) furnish as promptly as reasonably practicable to Parent, its Subsidiaries and their Representatives such information concerning the Company’s and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent (other than any publicly available document filed by the Company or its Subsidiaries with the SEC). Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent, its Subsidiaries or any of their Representatives to the extent that doing so would violate applicable Law or breach an obligation of confidentiality owing to a third party, or in the good faith determination of the Company would jeopardize the protection of attorney-client or attorney work-product privilege or expose such party to risk of liability for disclosure of sensitive or personal information (provided that, in such case, the Company shall use its reasonable best efforts to provide such access or information (or as much of it as possible) in a manner that does not result in the events set out in this sentence). Parent agrees that it shall not, and shall use its reasonable best efforts to cause its Representatives not to, use any information obtained pursuant to this Section 5.1 for any purpose unrelated to the Transactions. The

Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided, however, that, notwithstanding anything to the contrary in the Confidentiality Agreement, all information furnished thereunder or hereunder to Parent may be furnished by Parent and its Subsidiaries to their Representatives.

5.2 Preparation of Proxy Statement; Information Supplied; Company Shareholders Meeting.

(a) Each party shall cooperate with the other party in the preparation of the preliminary and the definitive Proxy Statement, including all amendments or supplements thereto. The Company shall prepare and file with the SEC the preliminary Proxy Statement as promptly as reasonably practicable (and in any event no later than forty-five (45) days) following the date of this Agreement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without first providing Parent a reasonable opportunity to review and comment thereon, and the Company shall consider in good faith all reasonable additions, deletions and changes suggested by Parent in connection therewith. The Company shall notify Parent of the receipt of any comments from the SEC with respect to the preliminary Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent, as promptly as reasonably practicable, copies of all written correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement. If any comments are received from the staff of the SEC with respect to the preliminary Proxy Statement, the Company shall respond as promptly as reasonably practicable to such comments. Parent and Merger Sub shall, as promptly as reasonably practicable, provide the Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC. As promptly as reasonably practicable after all comments received from the staff of the SEC have been cleared by the SEC, the Company shall file the definitive Proxy Statement with the SEC and cause such definitive Proxy Statement to be mailed to its shareholders of record, as of a record date reasonably established by the Company Board (or a duly authorized committee thereof) in accordance with applicable Law. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the shareholders of the Company.

(b) The Company shall take all action necessary in accordance with applicable Laws and its Organizational Documents to duly give notice of, convene and hold the Company Shareholders Meeting as promptly as reasonably practicable following the date of mailing of the definitive Proxy Statement to the Company’s shareholders (and in any event shall convene such meeting no later than forty-five (45) days after mailing of the definitive Proxy Statement); provided that the Company shall not adjourn, postpone, recess or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone, recess or cancel) the Company Shareholders Meeting without the prior written consent of Parent, except that the Company shall adjourn or postpone the Company Shareholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders for a period of time determined in good faith (after consultation with outside legal counsel) to be required by applicable Law or (ii) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting or to obtain the Company Shareholder Approval; provided, that no adjournment or postponement of the Company Shareholders Meeting shall delay the date of the Company Shareholders

Meeting to a date that is more than twenty (20) Business Days after the date for which the Company Shareholders Meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i) or (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. The Company’s obligation to give notice of, convene and hold the Company Shareholders Meeting in accordance with this Section 5.2(b) shall not be affected by the commencement, proposal, disclosure, or announcement of any Competing Proposal or any Adverse Recommendation Change. No Adverse Recommendation Change shall, in and of itself, be deemed to affect the validity of the Company Board’s approval of the Company’s execution, delivery and performance of this Agreement for purposes of the VSCA, and without in any way limiting the right of the Company Board to make an Adverse Recommendation Change in accordance with the terms of this Agreement, neither the Company nor the Company Board (or any committee thereof) shall rescind or amend the Company Board’s approval of the Company’s execution, delivery and performance of this Agreement. Until there has been an Adverse Recommendation Change in accordance with Section 5.3(b) or Section 5.3(c), (A) the Company shall solicit from shareholders of the Company proxies in favor of the approval of this Agreement and use its reasonable best efforts to secure the required Company Shareholder Approval, in each case as promptly as reasonably practicable, and (B) the Proxy Statement shall include the Company Board Recommendation. The Company shall not submit to the vote of its shareholders any Competing Proposal and shall not include any matter other than the approval of this Agreement or matters related to the Transactions at the Company Shareholders Meeting. If requested by Parent, the Company shall promptly provide to Parent each voting tabulation report relating to the Company Shareholders Meeting that has been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.

5.3 Change in Recommendation.

(a) Except as otherwise expressly permitted by Section 5.3(b) or Section 5.3(c), neither the Company Board nor any committee thereof may (i) (A) withdraw, change, qualify, withhold or modify in a manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in a manner adverse to Parent, the Company Board Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal or (C) in the event a tender offer that constitutes a Competing Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Competing Proposal in a solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (any action described in this Section 5.3(a)(i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, scheme of arrangement agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or that would reasonably be expected to lead to, any Competing Proposal (other than a confidentiality agreement pursuant to Section 4.2(c)).

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or a duly authorized committee thereof) may make an Adverse Recommendation Change if the Company has received a Competing Proposal (other than as a result of a material breach of Section 4.2 or this Section 5.3) and the Company Board (or a duly authorized committee thereof) has determined in good faith, (x) after consultation with its outside legal counsel and independent financial advisors, that such Competing Proposal constitutes a Superior Proposal and (y) after consultation with its outside legal counsel, that failure to make an Adverse Recommendation Change in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the

Company Board (or a duly authorized committee thereof) shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 5.3(b) unless (i) the Company has provided to Parent at least four (4) Business Days’ prior notice of its intent to take such action (which notice shall (A) include a copy of the proposed transaction agreements with the Person making such Superior Proposal, and specify the identity of the Person making such Superior Proposal, and (B) inform Parent that the Company intends to make such Company Adverse Recommendation Change at the end of the Superior Proposal Notice Period) (such notice being referred to herein as a “Superior Proposal Notice”) (it being understood and agreed that any such Superior Proposal Notice shall not in itself be deemed an Adverse Recommendation Change); (ii) if requested to do so by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the period starting on the first (1st) Business Day following Parent’s receipt of the Superior Proposal Notice and ending at 11:59 p.m., Washington, D.C. time on the fourth (4th) Business Day following such receipt (such period, a “Superior Proposal Notice Period”), regarding any changes or modifications Parent proposes to make to the terms of this Agreement such that it would cause such Competing Proposal to no longer constitute a Superior Proposal; and (iii) at the end of such Superior Proposal Notice Period, the Company Board (or a duly authorized committee thereof) shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors and taking into account any changes or modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, that such Competing Proposal still constitutes a Superior Proposal. The parties agree that any amendment to the price or other material amendment to the terms of a Superior Proposal following the delivery of a Superior Proposal Notice in respect of such Superior Proposal shall require delivery of another Superior Proposal Notice to which the provisions of clauses (i)-(iii) of this Section 5.3(b) shall apply mutatis mutandis except that, in the case of such Superior Proposal Notice with respect to an amended Superior Proposal, any references to four (4) Business Days in such clauses shall be deemed to be two (2) Business Days.

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or a duly authorized committee thereof) may, in response to an Intervening Event, make an Adverse Recommendation Change if the Company Board (or a duly authorized committee thereof) has determined in good faith, after consultation with its outside legal counsel, that failure to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board (or a duly authorized committee thereof) shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 5.3(c) unless (i) the Company has provided to Parent at least four (4) Business Days’ prior notice of its intent to take such action (which notice shall (A) provide a reasonably detailed description of the Intervening Event and (B) inform Parent that the Company intends to make such Company Adverse Recommendation Change at the end of the Intervening Event Notice Period) (such notice being referred to herein as an “Intervening Event Notice”) (it being understood and agreed that any such Intervening Event Notice shall not in itself be deemed an Adverse Recommendation Change); (ii) if requested to do so by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the period starting on the first (1st) Business Day following Parent’s receipt of the Intervening Event Notice and ending at 11:59 p.m., Washington, D.C. time on the fourth (4th) Business Day following such receipt (such period, an “Intervening Event Notice Period”), regarding any changes or modifications Parent proposes to make to the terms of this Agreement such that it would obviate the need for making an Adverse Recommendation Change in response to such Intervening Event; and (iii) at the end of such Intervening Event Notice Period, the Company Board (or a duly authorized committee thereof) shall have determined in good faith, after consultation with its outside legal counsel and taking into account any changes or modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, that failure to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(d) Nothing contained in this Agreement shall prohibit the Company from (i) making any disclosure in compliance with its obligations required under Rules 14d-9 or 14e-2 promulgated under the Exchange Act; provided that, for purposes of clarity, any such disclosure having the effect contemplated by Section 5.3(a)(i) shall constitute an Adverse Recommendation Change, (ii) making any disclosure to its shareholders in connection with a Competing Proposal if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), failure to so disclose would reasonably be expected to constitute a violation of applicable Law; provided that any such disclosure that fails to reaffirm the Company Board Recommendation shall be deemed to constitute an Adverse Recommendation Change or (iii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (which communication shall not, in and of itself, be deemed to constitute an Adverse Recommendation Change).

5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as promptly as reasonably practicable (including by using reasonable best efforts to cause the conditions to the Closing set forth in Article VI to be satisfied), (ii) make as promptly as reasonably practicable any necessary submissions and filings under applicable Antitrust Laws or to Governmental Authorities in order to consummate the Transactions, (iii) cooperate with the other party and promptly furnish information necessary in connection with such submissions and filings to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other party reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under such Antitrust Laws and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority (including the Regulatory Approvals) necessary to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, each party shall (i) make a filing of a premerger notification report pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable (and in any event within twenty-one (21) days after the date hereof), (ii) make any required filings in connection with Regulatory Approvals as promptly as reasonably practicable, (iii) supply as promptly as reasonably practicable any additional information and documentary material (other than information subject to attorney-client or attorney work-product privilege) that may be requested pursuant to the HSR Act or by the State Commissions, CFIUS or FERC, as applicable, in connection with the Regulatory Approvals and (iv) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 as may be necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) and to obtain the Regulatory Approvals as promptly as reasonably practicable.

(c) Each party shall, subject to applicable Law relating to the exchange of information: (i) give the other party notice as promptly as reasonably practicable of (and if in writing, furnish the other party with copies of) any communication received or sent by such party from or to any Governmental Authority (or any other Person participating or intervening in any Proceeding by or before any Governmental Authority) regarding any filings, investigation, or inquiry concerning the Transactions, and permit the other party to review and discuss in advance (and to consider in good faith any comments made by the other party in relation to) any proposed written response to any such communication, (ii) keep the other party reasonably informed of any developments, meetings or discussions with any

Governmental Authority (or any other Person participating or intervening in any Proceeding by or before any Governmental Authority) in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that the parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively sensitive information, including information relating to the valuation of the Transactions.

(d) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, Parent and Merger Sub shall, in connection with obtaining any Consent of any Governmental Authority (including the Regulatory Approvals) in connection with this Agreement or the Transactions, take any and all steps that may be required by any such Governmental Authority so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event no later than three (3) Business Days prior to the Outside Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or the Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries (each a “Remedial Action”); provided, however, any Remedial Action may, at the discretion of the Company or Parent, be conditioned upon consummation of the Transactions; provided, further, that Parent may take any reasonable action to resist or reduce the scope of a Remedial Action that has been proposed by any such Governmental Authority so long as it does not delay the consummation of the Transactions to a date later than three (3) Business Days prior to the Outside Date.

(e) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, in the event that any Proceeding by a Governmental Authority is commenced, threatened or is reasonably foreseeable that seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use its reasonable best efforts to take any and all action, including a Remedial Action, to avoid or resolve any such Proceeding as promptly as reasonably practicable (and in any event no later than three (3) Business Days prior to the Outside Date). In addition, each party shall cooperate with each other party and use its respective reasonable best efforts to contest, defend and resist any such Proceeding and to have vacated, lifted, reversed or overturned any Proceeding or Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Transactions as promptly as reasonably practicable (and in any event no later than three (3) Business Days prior to the Outside Date).

(f) Notwithstanding anything to the contrary contained in this Agreement, Parent and its Affiliates shall not be required to, in connection with obtaining any Consent of any Governmental Authority (including the Regulatory Approvals) in connection with this Agreement or the Transactions, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (including any Remedial Action) that constitutes a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures (including any Remedial Action) that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of (i) the Company and its Subsidiaries, taken as a whole, or (ii) Parent and its

Subsidiaries, taken as a whole and determined after giving effect to the Transactions; provided, however, that any such undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures shall not constitute or be taken into account in determining whether there has been or is such a material adverse effect to the extent such undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures are expressly set forth in Section 1.6. The Company shall not, and shall not permit any of its Subsidiaries to, in connection with obtaining any Consent of any Governmental Authority in connection with this Agreement or the Transactions, (x) offer to agree to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (including any Remedial Action) that would reasonably be expected to be material and adverse to Parent’s ability to obtain the Regulatory Approvals on substantially the terms that Parent reasonably expects, or (y) accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (including any Remedial Action); provided, however, the Company and its Subsidiaries shall take any Remedial Action requested by Parent if such Remedial Action is conditioned upon the consummation of the Transactions.

5.5 Employee Matters.

(a) Parent agrees that it shall, from and after the Effective Time, assume the obligations under the Company’s Change in Control Severance Plan (as in effect as of the date hereof) for Certain Executives (as amended and in effect as of the date of this Agreement) and Severance Pay Plan and perform the obligations under such plan. For a period of one (1) year following the Effective Time, Parent will maintain the Severance Pay Plan in accordance with its existing terms and shall provide, or shall cause one of its Subsidiaries (including the Surviving Corporation) to provide, to each employee of the Company and its Subsidiaries as of the Effective Time whose employment is not subject to the terms of a collective bargaining agreement or relationship (collectively, the “Company Non-Union Employees”), for so long as the applicable employee remains employed by Parent or one of its Subsidiaries (including the Surviving Corporation) during such one (1)-year period, a base salary or base wage rate, an annual cash bonus opportunity, and a long-term incentive opportunity (including target bonus amounts), in each case, that is no less than that provided to such Company Non-Union Employee immediately prior to the Effective Time and employee benefits (excluding incentive compensation) which, in the aggregate, are no less favorable than the employee benefits (excluding incentive compensation), in the aggregate, provided to such Company Non-Union Employees immediately prior to the Effective Time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits (other than for vesting purposes under any equity-based or incentive compensation plan and other than for purposes of benefit accruals under any defined benefit pension plans)) under the employee benefit plans of Parent and its Subsidiaries (including the Surviving Corporation) providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, credit each Company Non-Union Employee with his or her years of service with the Company and its Subsidiaries before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any corresponding Employee Benefit Plan in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or where prior service with Parent or its Subsidiaries is not credited for similarly situated employees of Parent and its Subsidiaries or with respect to frozen or grand-fathered plans of Parent and its Subsidiaries. In addition, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide that: (i) each Company Non-Union Employee shall be eligible to participate, without any waiting time, in any and all New Plans that are welfare benefit plans to the extent such New Plan provides benefits of the same type as an Employee Benefit Plan in which such Company

Non-Union Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) other than limitations or waiting periods that would have been in effect with respect to such Company Non-Union Employee under such Old Plan immediately prior to the Effective Time, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Non-Union Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding Old Plan in which such employee participated immediately prior to the Effective Time. Parent shall use its reasonable best efforts to cause any eligible expenses incurred by a Company Non-Union Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Prior to the Closing, the Company and its Subsidiaries, as applicable, shall fully comply with all notice, consultation, bargaining and other obligations to any labor union, labor organization or other representative of employees, including any such obligations that may arise or exist in connection with the Transactions.

(d) To the extent a Company Non-Union Employee or a Company Retired Employee becomes eligible to participate in Parent’s or one of its Subsidiary’s retiree medical plan, for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the retiree medical plan of Parent or one of its Subsidiaries, as applicable, each (i) Company Non-Union Employee and (ii) former employee of the Company or any of its Subsidiaries whose employment with the Company or any of its Subsidiaries ended as a result of such former employee’s retirement and who is eligible to participate in the Company’s retiree medical plan as of the Effective Time (which, for the avoidance of doubt, will include any such individuals who waived participation in such retiree medical plan but are still eligible, pursuant to the terms of such retiree medical plan as in effect on the date hereof, to participate in such plan) (the “Company Retired Employees”), shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Non-Union Employee or Company Retired Employee was entitled, immediately before the Effective Time, to credit for such service under the Company’s retiree medical plan as of the Effective Time. For a period of one (1) year immediately following the Effective Time, Parent shall, or shall cause an Affiliate to, provide postretirement medical benefits to “Eligible Retirees” (as defined below) that are no less favorable than those provided under the Company’s postretirement medical program as in effect immediately prior to the Effective Time (the “Company Retiree Health Plan”). “Eligible Retirees” means Company Retired Employees who participate in the Company Retiree Health Plan immediately prior to the Effective Time and Company Non-Union Employees who retire prior to the last day of such one (1) year period and become eligible to participate in the Company Retiree Health Plan (or any plan provided in lieu of the Company Retiree Health Plan during such one (1) year period) prior to the last day of such one (1) year period and who, in each case, continue to satisfy the eligibility requirements of the Company Retiree Health Plan (or would continue to satisfy such requirements if such individual was a participant in such plan).

(e) On or before the Closing Date, the Company shall provide Parent a list, organized by site of employment, that specifies each employee of the Company or one of its Subsidiaries who have experienced, or to the Company’s knowledge will experience, an employment loss or layoff as defined by the WARN Act on or within ninety (90) days prior to the Closing Date. The Company shall update this list up to and including the Closing Date.

(f) From and after the Effective Time, with respect to employees whose employment is governed by a collective bargaining agreement or relationship, the Surviving Corporation or its applicable Subsidiary shall comply with all collective bargaining agreements as may be in effect from time to time, it being understood that this paragraph shall not be construed as a limitation on the rights of the parties to such an agreement to amend such agreement in a manner permitted by applicable Law.

(g) Nothing in this Section 5.5 shall be deemed to create or be treated as an amendment of any benefit plan or prohibit the termination of any benefit plan in a manner that is not inconsistent with this Section 5.5. The provisions of this Section 5.5 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.5, express or implied, shall confer upon any employee of the Company or its Subsidiaries, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under an Employee Benefit Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Employee Benefit Plan.

5.6 Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnified Person” and, collectively, the “Indemnified Persons”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened Proceeding, whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Proceeding relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law.

(b) At the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the Organizational Documents of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnified Persons no less favorable to the Indemnified Persons than as set forth in the Company’s Organizational Documents in effect on the date of this Agreement, and Parent and the Surviving Corporation shall not, for six (6) years after the Effective Time, amend, repeal or otherwise modify the Organizational Documents of the Surviving Corporation in any manner that would affect adversely the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, assume and fulfill all obligations of the Company and its Subsidiaries to the Indemnified Persons in respect of limitation of liability, indemnification, advancement of expenses and exculpation as provided in the Company’s Organizational Documents and the respective Organizational Documents of each of the Company’s Subsidiaries as in effect on the date of this Agreement, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law.

(c) Immediately prior to the Effective Time, Parent and the Surviving Corporation will cause to be obtained, and Parent shall fully prepay the premiums of, a “tail” insurance policy or policies providing insurance coverage in an amount and scope at least as favorable as the Company’s director and officer liability policies existing as of the date hereof and disclosed on Section 5.6(c) of the

Company Disclosure Schedule for matters, acts or omissions arising, existing or occurring at or prior to the Effective Time, with a claims period of at least six (6) years from the Effective Time, and from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier providing such insurance; provided, however, that in no event shall Parent be required to spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof (the amount of such premium being set forth in Section 5.6(c) of the Company Disclosure Schedule) for the six (6) years of coverage under such tail policy, but if the cost of such insurance exceeds the Cap Amount, Parent shall purchase as much coverage as is reasonably obtainable for the Cap Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.

(e) The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable from and after the Effective Time by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 5.6 and his or her heirs and representatives.

5.7 Agreement to Defend; Litigation. Each of Parent and the Company shall notify as promptly as reasonably practicable the other of the commencement of any shareholder litigation relating to this Agreement or the Transactions of which it has received notice (“Transaction Litigation”). The Company shall give Parent a reasonable opportunity to participate in, but not control, the defense or settlement of any such Proceeding; provided, however, that, notwithstanding anything in this Agreement to the contrary (including Section 4.1(b)(xiv)), no such settlement shall be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

5.8 Public Announcements. Parent and the Company shall consult with each other before issuing, and shall provide each other reasonable opportunity to review and comment upon, any press release and, to the extent reasonably practicable, other public statements with respect to this Agreement or the Transactions (including any statement that constitutes “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act), and shall not issue any such press release or, to the extent reasonably practicable, make any other public statement prior to such consultation, except as may be required by applicable Law, court process, or the rules of any stock exchange upon which such party’s capital stock is traded, in which case such party will, to the extent reasonably practicable, promptly inform the other party in writing in advance of such disclosure; provided, however, that the restrictions set forth in this Section 5.8 shall not apply to any release or public statement (a) relating to an Adverse Recommendation Change if made in accordance with Section 5.3 and (b) that is not inconsistent in any material respect with the prior public disclosures regarding the Transactions. The Company shall use its reasonable efforts to advise Parent in advance of the content of any Current Report on Form 8-K relating to material developments involving the Company that the Company intends to file with the SEC.

5.9 Rule 16b-3. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall take such actions as reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) pursuant to the Transactions by any officer or director of the Company who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

5.10 Takeover Laws and Provisions. The Company shall not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws (or Article Seventh of the Company Articles of Incorporation). If any Takeover Laws become applicable to the Transactions, the Company and the Company Board shall use their respective reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Transactions.

5.11 Notifications. Until the Effective Time, to the extent not in violation of any applicable Law, (a) each party shall give notice to the other party as promptly as reasonably practicable of (i) any circumstance, development, change, event, effect or occurrence of which it has knowledge that has had or that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (ii) any material breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to give rise to a failure of any condition to the obligations of the other party to consummate the Merger as set forth in Article VI to be satisfied and (b) the Company shall provide a copy of any written “comment letter” received by the Company or the Regulated Utility Subsidiary after the date of this Agreement from the staff of the SEC regarding any Company SEC Documents; provided, however, that (A) no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and (B) in no event shall the failure to comply with this Section 5.11 give rise to a failure of any condition set forth in Article VI to be satisfied.

5.12 Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (including taking all actions necessary to cause Intermediate Parent to) (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions.

5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.14 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate the Debt Financing on the terms and conditions described in the Debt Letters, on or prior to the Closing Date, including using reasonable best efforts to (i) (A) maintain in effect the Debt Letters (other than as otherwise permitted by this Section 5.14) and satisfy on a timely basis all of its obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Debt Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Letters set forth below), and (ii) satisfy on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are applicable to Parent and are within Parent’s control (but excluding any condition where the failure to be so satisfied is a direct result of any of the Company’s failure to furnish information required under Section 5.15).

(b) In the event that all conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived or, upon funding shall be satisfied or waived (other than those conditions that by their nature can be satisfied only at the Closing), Parent shall use its reasonable best efforts to cause the Financing Sources to fund on the Closing Date the Debt Financing, to the extent the proceeds thereof are required to consummate the Transactions, and shall use its reasonable best efforts to enforce its rights under the Debt Letters (including by using reasonable best efforts to take enforcement action to cause such lenders and the other Financing Sources to fund such Debt Financing).

(c) Parent shall keep the Company reasonably informed of the status of Parent’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status and proposed closing date of the Debt Financing. Without limiting the foregoing, Parent shall notify the Company as promptly as reasonably practicable (and in any event, with respect to clauses (i) and (ii), within one (1) Business Day) if at any time prior to the Closing Date:

(i) any Debt Letter expires or is terminated for any reason (or if any Person attempts to terminate or repudiate any Debt Letter in writing to Parent, whether or not such attempted termination or repudiation is valid);

(ii) any Financing Source refuses to provide to Parent or its Subsidiaries all or any portion of the Debt Financing contemplated by the Debt Letters on the terms set forth therein (or expresses in writing to Parent that such Person does not intend to enter into the definitive documents related to the Debt Financing or to consummate the transactions contemplated thereby); or

(iii) if at any time Parent no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Letters or the definitive documents related to the Debt Financing.

(d) Without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), Parent may not amend, modify, terminate, assign or agree to any waiver under the Debt Letters (other than to add lenders, arrangers, agents, bookrunners, managers and other financing sources) which would (i) reduce the aggregate amount of the maximum Debt Financing, (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or waive any of the conditions to the Debt Financing or (iii) otherwise expand, amend or modify any provision of the Debt Letters, in each case in a manner that would reasonably be expected to (A) materially delay or prevent the consummation of the Transactions or (B) adversely impact in any material respect the ability of Parent to enforce its rights against the Financing Sources under the Debt Letters or the definitive agreements with respect thereto. In the event that new debt commitment letters are entered into in connection with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.14(d), such new commitment letters shall be deemed to be a part of the “Debt Financing” and deemed to be the “Debt Letters” for all purposes of this Agreement. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters.

(e) To the extent that Parent believes in good faith that it will not have funds available, including cash on hand and the amounts set forth in the Debt Letters, that are sufficient to enable it to consummate the Transactions, Parent shall (i) notify the Company in writing thereof as promptly as reasonably practicable, and in any case, within one (1) Business Day, following the occurrence of such event, (ii) use its reasonable best efforts to obtain substitute financing, with terms and conditions not materially less favorable to Parent in the aggregate than the terms and conditions set forth in the Debt Letters, sufficient to enable Parent to consummate the Transactions in accordance with its terms (the “Substitute Financing”) and (iii) use its reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps, time periods, the rates and the economic terms of the “market flex”) with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement.

(f) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters.

(g) Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Debt Financing or any Substitute Financing except to the extent limited in Section 8.11.

(h) Notwithstanding anything in this Agreement to the contrary, in no event will any failure by Parent or any of its Subsidiaries to comply with this Section 5.14 be used by the Company as a basis to (x) terminate this Agreement pursuant to Section 7.1(d)(i) or (y) assert the failure of the condition set forth in Section 6.3(b) to be satisfied, except in each case to the extent Parent has acted in bad faith or committed a Willful and Material Breach with respect to its obligations pursuant to this Section 5.14.

5.15 Financing Cooperation.

(a) Prior to Closing, upon the reasonable request of Parent, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives who are not officers or employees of the Company or its Subsidiaries to, in each case, use reasonable best efforts to cooperate with Parent in connection with any Financing, including any offering of securities, requested repayment or refinancing of Indebtedness, and such reasonable best efforts shall include: (i) causing management teams of the Company, with appropriate seniority and expertise, at reasonable times and upon reasonable advance notice, to participate in meetings, rating agency presentations, due diligence sessions and road shows, if any; (ii) providing information with respect to the Company and its Subsidiaries to Parent and its Representatives (including the Financing Sources) as reasonably requested by Parent; (iii) preparing and furnishing to Parent on a timely basis the Required Information, which shall be prepared in accordance with applicable securities Laws, and other financial data (including such information reasonably necessary to allow Parent to prepare pro forma financial statements in accordance with applicable securities Laws) and such other financial information concerning the Company and its Subsidiaries as reasonably requested by Parent, including, without limitation, balance sheet, income statements and statements of cash flows for each subsequent interim financial quarter ended at least forty-five (45) days prior to the Closing Date; (iv) assisting in the preparation of offering memoranda, private placement memoranda, prospectuses, prospectus supplements, bank confidential information memoranda, rating agency presentations, marketing materials (within the meaning of applicable securities Laws) and similar documents (“Offering Documents”); (v) (A) using its reasonable best efforts to cause Deloitte or other relevant accountants of the Company and its respective Subsidiaries to cooperate with Parent, including by participating in drafting sessions and accounting due diligence sessions, and using its reasonable best efforts to obtain the consent of, and customary comfort letters from, such accountants to the extent required in connection with any offering of securities by Parent if necessary for Parent’s use of financial statements of the Company or its Subsidiaries on a timely basis and (B) cooperating with Parent’s legal counsel in connection with any legal opinions that such counsel may be required to deliver in connection with any Financing; (vi)

assisting in the amendment or novation of any Derivative Transaction of the Company or its Subsidiaries, in each case, on terms that are reasonably requested by Parent; provided that no obligation of the Company or its Subsidiaries under any such amendments or novations shall be effective until the Closing Date; (vii) furnishing promptly all documentation and other information required by any Governmental Authority or as reasonably requested by any Financing Source under applicable “know your customer,” anti-bribery and anti-money laundering rules and regulations, including the PATRIOT Act, the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq., and economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department to the extent requested at least seven (7) Business Days prior to Closing; (viii) in connection with any Financing, executing and delivering any definitive financing documents as reasonably requested by Parent and delivering such officer’s certificates (other than any solvency certificate) as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate; provided that no obligation of the Company or its Subsidiaries under any such definitive financing documents, including any pledge and security documents, shall be effective until the Closing Date; (ix) causing the taking of any corporate, limited liability company or partnership actions, as applicable, by the Company or its Subsidiaries reasonably necessary to permit the completion of any Financing; (x) seeking to obtain customary payoff letters, lien terminations and releases and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness and release of Encumbrances contemplated by any repayment or refinancing of such Indebtedness to be paid off, discharged and terminated on the Closing Date; provided that the documents in respect of such arrangements contemplated by this clause (x) shall not need to be effective until the Closing Date; and (xi) using reasonable best efforts to ensure that the syndication efforts in respect of any Financing benefit from the Company’s existing lending and investment banking relationships. If at any time any information in any Offering Document should be discovered by the Company or any of its Representatives that should be set forth in an amendment or supplement to such Offering Document, so that such Offering Document shall not contain an untrue statement of a material fact, omit to state a material fact that is required to be stated therein or omit to state a material fact that is necessary to be stated therein in order for a statement not to be misleading, the Company shall promptly notify Parent thereof and provide any such information to be set forth in such amendment or supplement.

(b) Nothing in this Section 5.15 shall (i) require any such cooperation to the extent that it would (A) require the Company to pay any commitment or other fees (unless promptly reimbursed in accordance with Section 5.15(c)) or otherwise incur any liabilities or give any indemnities that would be effective prior to the Closing (other than such liabilities referred to in Section 5.15(c)(i) or Section 5.15(c)(ii)), (B) unreasonably interfere with the ongoing business or operations of the Company or its Subsidiaries, (C) require the Company or any of its Subsidiaries to enter into or approve any agreement or other documentation that would be effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing, (D) require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize any Financing, (E) cause any condition to the Closing set forth in Section 6.1 or Section 6.2 to not be satisfied or (F) conflict with or violate the Company’s or its Subsidiaries’ respective Organizational Documents or any applicable Law in any material respect or result in a material violation or breach of, or default under, any Material Contract or (ii) require the Company to cause the delivery of legal opinions or reliance letters or any certificate as to solvency.

(c) Promptly upon the Company’s request, all reasonable and documented out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with the activities set forth in Section 5.15(a) shall be paid or reimbursed by Parent, and Parent shall indemnify and hold harmless the Company and its Subsidiaries from and against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel and accountants) or obligation suffered or incurred by them in connection with any Financing and any information utilized in connection therewith (other than (i) with respect to information relating to the Company and its Subsidiaries provided by the Company in writing for use in the Offering Documents to the extent any such obligation is a result of any such information containing an untrue statement of a material fact, omitting to state a material fact that is required to be stated therein or omitting to state a material fact that is necessary to be stated therein in order for such information not to be misleading and (ii) to the extent such liability or obligation arise from gross negligence or bad faith of the Company and its Subsidiaries or a Willful and Material Breach by the Company.

(d) Notwithstanding anything in this Agreement to the contrary, in no event will any failure by the Company to comply with this Section 5.15 be used by Parent or Merger Sub as a basis to (x) terminate this Agreement pursuant to Section 7.1(c)(i), except to the extent the Company has acted in bad faith or committed a Willful and Material Breach with respect to its obligations pursuant to this Section 5.15 or (y) assert the failure of the condition set forth in Section 6.2(b) to be satisfied, except to the extent that (A) such failure by the Company to comply with this Section 5.15 is related to a Financing Failure or (B) the Company has acted in bad faith or committed a Willful and Material Breach with respect to its obligations pursuant to this Section 5.15.

(e) Without limiting the generality of the foregoing, promptly following Parent’s request, the Company shall deliver a notice (an “Existing Loan Notice”) prepared by Parent, which notice shall be in form and substance reasonably acceptable to the Company, to the lenders under the Company’s and its Subsidiaries’ then existing credit facilities or term loans specified in such Existing Loan Notice (the “Existing Loan Lenders”) notifying each of such Existing Loan Lenders of this Agreement and the contemplated Merger. At Parent’s election, the Existing Loan Notice to certain Existing Loan Lenders may include a request for a consent, which request shall be in form and substance reasonably acceptable to the Company, to (i) the consummation of the Transactions, and (ii) certain modifications of (or waivers under or other changes to) the documentation governing the relevant Indebtedness held by such Existing Loan Lenders; provided, that no such modifications, waivers or changes shall be effective prior to the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party to effect the Closing is subject to the satisfaction on or prior to the Closing of the following conditions (any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law):

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period (and any extensions thereof) applicable to the Transactions under the HSR Act shall have expired or been terminated, and the Regulatory Approvals shall have been obtained and shall have become Final Orders.

(c) No Injunctions or Restraints. No Order of any Governmental Authority of competent jurisdiction shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of the Transactions.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are further subject to the satisfaction on or prior to the Closing of the following conditions (any or all of which may be waived exclusively by Parent, in whole or in part):

(a) Representations and Warranties of the Company. Each of the representations and warranties of the Company set forth in (i) this Agreement (other than the representations and warranties set forth in Section 3.1(b)(i), (ii) and (iii) (Capital Structure), Section 3.1(c)(i) and (iii) (Authority; No Violations), and Section 3.1(h)(ii) (Absence of Certain Changes or Events) and Section 3.1(v) (Anti-Takeover Statutes)) shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except for such failures to be true and correct (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 3.1(c)(i) and (iii) (Authority; No Violations) and Section 3.1(v) (Anti-Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (iii) Section 3.1(b)(i), (ii) and (iii) (Capital Structure) shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except for any de minimis inaccuracies and (iv) Section 3.1(h)(ii) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing.

(c) Absence of Company Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Compliance Certificate. Parent shall have received a certificate of the Company signed by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, confirming that the conditions in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) Absence of a Burdensome Condition. No Law or any Regulatory Approval shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including any Remedial Actions), that constitute a Burdensome Condition.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Closing is subject to the satisfaction on or prior to the Closing of the following conditions (any or all of which may be waived exclusively by the Company, in whole or in part):

(a) Representations and Warranties of Parent and Merger Sub. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that, in each case, representations and warranties that speak as of specified date shall have been true and correct only as of such date), except for such failures to be true and correct (without regard to qualification or exceptions contained therein as to materiality or Parent Material Adverse Effect) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, confirming that the conditions in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger shall not have been consummated on or before 5:00 p.m., Washington, D.C. time on January 25, 2018 (such date being the “Outside Date”); provided that if, prior to the Outside Date, all of the conditions to the Closing set forth in Article VI have been satisfied or waived in accordance with this Agreement (other than (A) those conditions that by their nature can be satisfied only at the Closing and (B) the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.2(e)), either the Company or Parent may, prior to 5:00 p.m. Washington, D.C. time on January 24, 2018, extend the Outside Date to a date that is not later than 180 days after January 24, 2018 (and if so extended, such later date shall then, for all purposes under this Agreement, be the “Outside Date”); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the Outside Date pursuant to this Section 7.1(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of this Agreement and such breach has primarily caused or resulted in the failure of the Merger to have been consummated prior to the Outside Date; or

(ii) if (A) any Governmental Authority of competent jurisdiction shall have issued any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order is in full force and effect and has become final and non-appealable; or (B) any Law shall have been enacted or adopted that enjoins, prohibits or makes illegal consummation of the Merger and such Law is in full force and effect (each event in clause (A) and (B), a “Restraint”); provided however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to the Company or Parent if the issuance, enactment or adoption, as applicable, of such Restraint was primarily due to a breach by such party of any of its covenants or agreements set forth in this Agreement; or

(iii) if the Company Shareholders Meeting shall have concluded and the Company Shareholder Approval shall not have been obtained;

(c) by Parent:

(i) if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, if it was continuing as of the Closing Date, and (B) cannot be cured by the Company or, if capable of being cured, shall not have been cured by the Company by the earlier of (1) three (3) Business Days prior to the Outside Date and (2) thirty (30) days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) if it were continuing on the Closing Date; or

(ii) if the Company Board (or any committee thereof) has made an Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company Shareholder Approval shall have been obtained prior to the time of such termination; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, if it was continuing as of the Closing Date, and (B) cannot be cured by Parent or Merger Sub or, if capable of being cured, shall not have been cured by Parent or Merger Sub by the earlier of (1) three (3) Business Days prior to the Outside Date and (2) thirty (30) days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would give rise to the failure of a condition set forth in Section 6.2(a), or Section 6.2(b) if it were continuing on the Closing Date.

(ii) prior to the receipt of the Company Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 5.3 and shall have approved, and substantially concurrently with the termination hereunder, the Company shall have entered into a binding definitive agreement with respect to such Superior Proposal; provided that such termination pursuant to this Section 7.1(d)(ii) shall not be effective and the Company shall not enter into any such definitive agreement, unless the Company has paid the Company Termination Fee to Parent or causes the Company Termination Fee to be paid to Parent substantially concurrently with such termination in accordance with Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); or

(iii) if (A) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.2 (other than those conditions that by their nature can be satisfied only at the Closing, but subject to such conditions being capable of being satisfied as of the date the Closing should have been consummated pursuant to Section 1.2 and as of the time of such termination), (B) Parent and Merger Sub fail to consummate the Closing on the day that the Closing should have been consummated pursuant to Section 1.2, (C) a Financing Failure has occurred as of the date that the Closing should have been consummated pursuant to Section 1.2, (D) the Company shall have delivered to Parent an irrevocable notice that it stands ready, willing and able to consummate the Closing, and (E) Parent and Merger Sub fail to consummate the Closing within three (3) Business Days following the receipt of the notice set forth in clause (D).

7.2 Notice of Termination; Effect of Termination. In the event of the termination of this Agreement by any party pursuant to Section 7.1, written notice thereof shall be given to the other party specifying the provision hereof pursuant to which such termination is made and the circumstances on which such termination is based, and this Agreement shall upon receipt of such notice become null and void and have no further force or effect (other than the last two sentences of Section 5.1, Section 7.2, Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective directors, officers, other Representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of (x) any Willful and Material Breach that gave rise to the failure of a condition set forth in Article VI (other than a Willful and Material Breach by Parent of Section 5.4) or (y) a Regulatory Failure Willful and Material Breach. The Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement.

7.3 Expenses, Termination Fees and Other Payments.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay or cause to be paid the Company Termination Fee substantially concurrently with the termination of this Agreement to an account as directed by Merger Sub.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid the Company Termination Fee within two (2) Business Days of such termination to an account as directed by Merger Sub.

(c) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (B) by Parent pursuant to Section 7.1(c)(i), (ii) a Competing Proposal shall have been publicly disclosed or otherwise made to the Company after the date hereof and not publicly withdrawn (1) in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i), prior to the date of such termination, or (2) in the case of termination pursuant to Section 7.1(b)(iii), prior to the date of the Company Shareholders Meeting, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company or any of its Subsidiaries enters into any binding definitive agreement with respect to, or consummates, a Competing Proposal (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “15% or more” in the definition of Competing Proposal shall be deemed to be references to “more than 50%”), then the Company shall pay or cause to be paid the Company Termination Fee on the earlier of the date of entry into such definitive agreement or the consummation of a Competing Proposal to an account as directed by Merger Sub.

(d) For purposes of this Agreement, (i) “Company Termination Fee” means an amount equal to $136,000,000 and (ii) “Parent Termination Fee” means an amount equal to $182,000,000.

(e) If (i) either Parent or the Company terminates this Agreement pursuant to (A) Section 7.1(b)(i) and, at the time of such termination, any of the conditions set forth in Section 6.1(b) or

Section 6.1(c) (in the case of Section 6.1(c), if and only if the applicable event giving rise to the failure of such condition to be satisfied arises in connection with the Regulatory Approvals), shall have not been satisfied or (B) Section 7.1(b)(ii) (if, and only if, the applicable Restraint giving rise to such termination arises in connection with the Regulatory Approvals), (ii) at the time of such termination, the Company shall have been entitled to terminate this Agreement pursuant to Section 7.1(d)(i) due to a failure by Parent to comply with its obligations under Section 5.4 (if and only if such breach is related to the failure of the Regulatory Approvals to be obtained) and (iii) at the time of such termination, the conditions to Closing set forth in Section 6.1(a), Section 6.2(a), Section 6.2(b) and Section 6.2(c) (other than those conditions that by their nature can be satisfied only at the Closing, but subject to such conditions being capable of being satisfied if the Closing Date were the date of such termination) shall have been satisfied or waived in accordance with this Agreement, Merger Sub shall pay (and Parent shall cause Merger Sub to pay) the Parent Termination Fee (less any Regulatory Termination Fee previously paid) within two (2) Business Days of such termination to an account as directed by the Company.

(f) If (i) either Parent or the Company terminates this Agreement pursuant to (A) Section 7.1(b)(i) and, at the time of such termination, any of the conditions set forth in Section 6.1(b) or Section 6.1(c) (in the case of Section 6.1(c), if and only if the applicable event giving rise to the failure of such condition to be satisfied arises in connection with the Regulatory Approvals), shall have not been satisfied or (B) Section 7.1(b)(ii) (if, and only if, the applicable Restraint giving rise to such termination arises in connection with the Regulatory Approvals), and (ii) at the time of such termination, the conditions to Closing set forth in Section 6.1(a), Section 6.2(a), Section 6.2(b) and Section 6.2(c) (other than those conditions that by their nature can be satisfied only at the Closing, but subject to such conditions being capable of being satisfied if the Closing Date were the date of such termination) shall have been satisfied or waived in accordance with this Agreement, Merger Sub shall pay (and Parent shall cause Merger Sub to pay) the Regulatory Termination Fee within two (2) Business Days of such termination to an account as directed by the Company.

(g) For purposes of this Agreement, “Regulatory Termination Fee” means an amount equal to $68,000,000.

(h) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), Merger Sub shall pay (and Parent shall cause Merger Sub to pay) the Financing Termination Fee within two (2) Business Days of such termination to an account as directed by the Company.

(i) For purposes of this Agreement, “Financing Termination Fee” means an amount equal to $205,000,000.

(j) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under this Section 7.3 and the Company Termination Fee is paid, the payment of the Company Termination Fee and any costs and expenses pursuant to Section 7.3(l) shall be the sole and exclusive remedy available to Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions, except in the case of a Willful and Material Breach, and, upon payment of the Company Termination Fee pursuant to this Section 7.3 and any costs and expenses pursuant to Section 7.3(l), none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions, except in the case of a Willful and Material Breach. In no event shall Merger Sub or Parent be required to pay (i) the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee on more than one occasion or (ii) both (A) the Parent Termination Fee and the Financing Termination Fee under any circumstances or (B) the Regulatory Termination Fee and the Financing Termination Fee under any circumstances. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Merger Sub or Parent is obligated to pay the Regulatory Termination Fee under this Section 7.3 and the Regulatory Termination Fee is paid, the payment of the Regulatory Termination Fee and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l) shall be the sole and exclusive remedy available to the Company against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions, except in the case of a Regulatory Failure Willful and Material Breach or the right to receive the Parent Termination Fee if required to be paid by Merger Sub or Parent pursuant to Section 7.3(e), and, upon payment of the Regulatory Termination Fee pursuant to this Section 7.3 and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l), none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions, except in the case of a Regulatory Failure Willful and Material Breach or the right to receive the Parent Termination Fee if required to be paid by Merger Sub or Parent pursuant to Section 7.3(e). Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Merger Sub or Parent is obligated to pay the Parent Termination Fee under this Section 7.3 and the Parent Termination Fee is paid, the payment of the Parent Termination Fee and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l) shall be the sole and exclusive remedy available to the Company against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions, except in the case of a Regulatory Failure Willful and Material Breach, and, upon payment of the Parent Termination Fee pursuant to this Section 7.3 and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l), none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions, except in the case of a Regulatory Failure Willful and Material Breach. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Merger Sub or Parent is obligated to pay the Financing Termination Fee and the Financing Termination Fee is paid, the payment of the Financing Termination Fee and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l) shall be the sole and exclusive remedy available to the Company against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions and, upon payment of the Financing Termination Fee pursuant to this Section 7.3 and any costs and expenses pursuant to Section 5.15(c) and Section 7.3(l), none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions.

(k) Any amount that becomes payable pursuant to Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(l) Each party acknowledges and agrees that the agreements contained in this Section 7.3 are integral parts of the Transactions and that, without these agreements, Parent and Merger Sub, on the one hand, and the Company, on the other hand, would not enter into this Agreement. Each party further acknowledges and agrees that payment of the Company Termination Fee, the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee, as applicable, if, as and when required pursuant to this Section 7.3, shall not constitute a penalty but rather will constitute liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, (i) if Merger Sub or Parent fails to pay the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee pursuant to Section 7.3 when due, and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee, as applicable, Merger Sub shall pay (and Parent shall cause Merger Sub to pay) to the Company, together with the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee, as applicable, the Company’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, and interest on the Parent Termination Fee, the Regulatory Termination Fee or the Financing Termination Fee, as applicable, from the date such payment was required to be made until the date of payment at a rate per annum equal to the rate of the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made, or (ii) if the Company fails to pay the Company Termination Fee pursuant to Section 7.3 when due, and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for the Company Termination Fee, the Company shall pay to Merger Sub, together with the Company Termination Fee, Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, and interest on the Company Termination Fee from the date such payment was required to be made until the date of payment at a rate per annum equal to the rate of the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, as to any Person, any other Person that, directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Antitrust Authority” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Authority having jurisdiction with respect to the Transactions pursuant to applicable Antitrust Laws.

“Antitrust Law” means any Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraining trade or creating or abusing a dominant position or any Law requiring the making of any filing to an Antitrust Authority relating to any transaction including a merger, acquisition or joint venture, including but not limited to the HSR Act.

“Business Day” means any day which is not a Saturday, Sunday or other day on which the SEC or banks in the City of New York, the City of Toronto or the City of Calgary are authorized or required to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means any of the following: (a) the parties shall have received written notice from CFIUS that review under Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565) (“Section 721”) of the Transactions has been concluded and that either the Transactions do not constitute a “covered transaction” under Section 721 or there are no unresolved national security concerns, (b) an investigation shall have been commenced after the initial 30-day review period and CFIUS shall have determined to conclude all action under Section 721 without sending a report to the President of the U.S. (the “President”), and the parties shall have received notice from CFIUS that all action under Section 721 is concluded with respect to the Transactions, and there are no unresolved national security concerns, or (c) CFIUS shall have sent a report to the President requesting the President’s decision and the President shall have announced a decision not to take any action to suspend or prohibit the Transactions, or the time permitted by applicable Law for such action (15 days from the date the President received such report) shall have elapsed.

“Code” means the Internal Revenue Code of 1986.

“Company Articles of Incorporation” means the Company’s Amended and Restated Articles of Incorporation, as in effect as of the date hereof.

“Company Board” means the board of directors of the Company.

“Company ERISA Affiliate” means each trade or business (whether or not incorporated) which together with the Company or any of its Subsidiaries would be deemed to be a single employer within the meaning of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Company Joint Ventures” means any Person that is not a Subsidiary of the Company, in which the Company owns directly or indirectly an equity interest.

“Company Material Adverse Effect” means any circumstances, developments, changes, events, effects or occurrences that (a) have a material and adverse effect on the financial condition, results of operations, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a “Company Material Adverse Effect” for purposes of this clause (a) (except in the case of the following clauses (i)-(v)), to the extent that such circumstance, development, change, event, effect or occurrence disproportionately affects the Company and its Subsidiaries, taken as whole, as compared to other Persons or businesses engaging principally in the industries in which the Company or its Subsidiaries operate): (i) any circumstance, development, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates, including natural gas distribution or transmission industries (including, in each case, any changes in the operations thereof or with respect to system-wide changes or developments in natural gas transmission or distribution systems); (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates) in any region in which the Company or any of its Subsidiaries conducts business; (iv) any change in the price of natural gas or any other raw material, mineral or commodity used or sold by the Company or any of its Subsidiaries or in the cost of hedges relating to such prices, any change in the price of interstate natural gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (v) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) the announcement or pendency of the Transactions, including by reason of the identity of Parent and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (vii) any action taken by the Company or any of its Subsidiaries that is expressly required by the terms of this Agreement or the Subscription Agreement or taken with the consent of Parent; (viii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such change shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) of this proviso); and (x) any pending, initiated or threatened Transaction Litigation; or (b) have a material and adverse effect on the ability of the Company to consummate or that would prevent or materially impede, interfere with or delay the consummation by the Company or any of its Subsidiaries, of the Transactions prior to the Outside Date.

“Company Stock Plan” means any plans or arrangements of the Company providing for the grant of awards of Company Common Stock or awards valued, in whole or in part, by reference to Company Common Stock, or otherwise relating thereto, including but not limited to, the Company’s Omnibus Incentive Compensation Plan and the Company’s 2016 Omnibus Incentive Compensation Plan.

“Competing Proposal” means, with respect to the Company, any Contract, proposal, offer or indication of interest from any Person or “group” (as defined under Section 13(d) of the Exchange Act) relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries), (a) involving any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving the Company; (b) to purchase or obtain, directly or indirectly (by merger, consolidation or other business combination, sale or issuance of shares of capital stock, tender offer, share exchange, recapitalization, liquidation, dissolution or similar transaction) (i) any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 15% or more of the Company’s consolidated assets or that generated 15% or more of the Company’s consolidated net revenue or earnings before interest and taxes for the preceding twelve months; or (ii) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of the outstanding voting stock of the Company.

“Confidentiality Agreement” means the mutual confidentiality agreement between the Company and Parent dated as of December 21, 2016.

“Consent” means any consent, approval, Order or authorization of, or registration, declaration or filing with, notice to or license or permit from, any Governmental Authority.

“Contract” means any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of January 25, 2017, by and among Parent, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank and Royal Bank of Canada, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any bonus, deferred compensation, supplemental retirement, benefit restoration, incentive compensation, equity ownership, equity purchase, equity option, restricted equity, phantom equity, vacation, fringe benefit, severance, termination, disability, death benefit, hospitalization, insurance plan, employment agreement (excluding any agreement terminable upon sixty (60) days’ notice or less and without liability to the Company or any Subsidiary), retention agreement, change of control agreement, consulting agreement, collective bargaining or other employee benefit plan, program or Contract providing benefits to any present or former employee, director or individual contractor of the Company or its Subsidiaries maintained or contributed to by the Company or such entity, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability, including on account of any Company ERISA Affiliate.

“Encumbrances” means liens (statutory or otherwise), pledges, charges, hypothecations, claims, mortgages, deeds of trust, security interests, leases, licenses, easements, covenants, restrictions of any nature (including any restrictions on transfer or the profession, exercise or transfer of any other attribute or ownership of any asset), preferential or preemptive rights, community property interests, defects and other imperfections in title, burdens, options or other encumbrances of any kind.

“Environmental Law” means any and all applicable Law pertaining to prevention of pollution, remediation of contamination or restoration of environmental quality, or protection of the environment (including natural resources).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Final Order” means a judgment, order, decree, ruling, writ, assessment or arbitration award by the relevant Governmental Authority (a) that is not then stayed, enjoined, set aside, annulled or suspended and is in full force and effect, and (b) as to which all conditions to the consummation of the Merger expressly set forth in such judgment, order, decree, ruling, writ, assessment or arbitration award have been satisfied.

“Financing” means any debt, equity or hybrid financing under which Parent (either directly or through any of its Subsidiaries) receives proceeds to enable Parent to consummate the Transactions in accordance with the terms of this Agreement and any debt, equity or hybrid financing undertaken by Parent between the date of this Agreement and the Closing Date.

“Financing Failure” means any failure, for any reason, of the Debt Financing to be available to Parent or its Subsidiaries pursuant to, and in accordance with the terms and conditions of, the Debt Commitment Letter (or if definitive agreements relating to the Debt Financing have been entered into, pursuant to such agreements), unless Parent or its Subsidiaries have received proceeds of any Financings and asset sales or dispositions (including as a result of casualty or condemnation) that are required by the Debt Commitment Letter to reduce the Debt Financing in accordance therewith in an amount sufficient to consummate the Transactions in accordance with the terms of this Agreement.

“Financing Person” means the Financing Sources and any of their respective former, current or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing.

“Financing Sources” means JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Royal Bank of Canada, and any other arranger or lender that is or may become party to the Debt Commitment Letter and any joinder agreements (including the definitive agreements executed in connection with the Debt Commitment Letter) relating thereto and their respective successors and assigns.

“Governmental Authority” means any court, governmental bodies (including, but not limited to, federal, state, local, tribal or foreign governmental bodies), regulatory or administrative agency or commission or other governmental authority body, entity or instrumentality, domestic or foreign.

“Hazardous Materials” means any chemical, product, substance, waste, pollutant, contaminant or material regulated, defined, designated, classified or listed as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance or that is otherwise regulated under any Environmental Law, including asbestos or asbestos-containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon, urea formaldehyde insulation, hydrogen sulfide and any petroleum, petroleum by-products, petroleum substances, crude oil, natural gas, natural gas liquids and any components, fractions or derivatives thereof.

“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (e) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Intervening Event” means a material event, development, circumstance, change, effect or occurrence that positively affects the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable) to the Company Board prior to the date of this Agreement, and which event, development, circumstance, change, effect or occurrence (including any change in magnitude or consequences thereof) becomes known to the Company Board before the Company Shareholder Approval is obtained; provided, however, in no event shall the receipt, existence of or terms of a Competing Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

“knowledge” or “known” means, (a) with respect to the Company, the actual knowledge of the individuals listed in Section 8.1 of the Company Disclosure Schedule after making due and appropriate inquiry of their direct reports with respect to the matter in question, and (b) with respect to Parent and Merger Sub, the actual knowledge of the individuals listed in Section 8.1 of the Parent Disclosure Schedule, after making due and appropriate inquiry of their direct reports with respect to the matter in question.

“Law” means any law, rule, regulation, directive, ordinance, code, statute, governmental determination, Order, treaty, convention, governmental certification requirement or other legally enforceable requirement of any Governmental Authority or similar provisions having the force or effect of law.

“Merger Sub Board” means the board of directors of Merger Sub.

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, judgment or similar action, whether temporary, preliminary or permanent, of a Governmental Authority or arbitrator.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement and (d) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Board” means the board of directors of Parent.

“Parent Material Adverse Effect” means any circumstances, developments, changes, events, effects or occurrences that have a material and adverse effect on the ability of Parent or Merger Sub to consummate or that would prevent or materially impede, interfere with or delay the consummation by Parent or Merger Sub, of the Transactions prior to the Outside Date.

“party” or “parties” means a party or the parties to this Agreement.

“Permitted Encumbrances” means any (a) Encumbrances for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP, (b) minor Encumbrances (for other than borrowed money) that do not materially detract from the value of the specific asset affected or materially impair the present or future use or ownership of such asset, (c) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, (d) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records, (ii) set forth in any title policy, title report or survey with respect to the applicable real property that is made available to Parent or (iii) individually or in the aggregate, do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location, (e) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlord’s and similar Encumbrances granted or which arise in the ordinary course of business consistent with past practice, so long as the payment of or the performance of such obligation is not delinquent or is being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP, (f) Encumbrances reflected in the Company SEC Documents prior to the date hereof and (g) Encumbrances permitted under or pursuant to any Contracts relating to Indebtedness existing as of the date hereof.

“Person” means an individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, other entity or any group (as defined in the Exchange Act) comprised of two or more of the foregoing.

“Proceeding” means any action, suit, arbitration proceeding, administrative or regulatory investigation, review, audit, proceeding, citation, summons or subpoena of any nature (civil, criminal, regulatory or otherwise) in law or in equity.

“PSC of DC” means The Public Service Commission of the District of Columbia.

“PSC of MD” means The Maryland Public Service Commission.

“Regulated Utility Subsidiary” means Washington Gas Light Company, a Virginia and Washington, D.C. corporation.

“Regulatory Approvals” means the State Regulatory Approvals, the CFIUS Approval and the FERC Approval.

“Regulatory Failure Willful and Material Breach” means (a) a Willful and Material Breach by Parent of its obligations under Section 5.4 and (b) Parent acted in bad faith.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, emitting, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” means, in respect of any Person, the officers, directors, employees, consultants, agents, advisors (including legal and financial), controlled Affiliates, financing sources and other representatives of such Person and its Subsidiaries.

“Required Information” means (a) any information necessary for the preparation of the Offering Documents being used for any Financing and (b) unaudited quarterly and audited full year consolidated financial statements prepared in accordance with GAAP (including French translations thereof) and audit reports (including French translations thereof) in the form historically prepared by the Company and its Subsidiaries and other financial and other information of the Company and its Subsidiaries required under applicable securities Laws for the relevant periods, in each case, solely to the extent required or customarily included in Offering Documents being used for any Financing.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Securities Commissions” means the securities commission or similar Governmental Authority in each of the provinces of Canada.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a limited partnership or a limited liability company with one or more managing members, more than 50% of the general partnership interests or the managing member interests) are owned by such party or one or more Subsidiaries of such party. For the avoidance of doubt, the Company Joint Ventures are not Subsidiaries of the Company.

“Superior Proposal” means a bona fide written Competing Proposal (except that any reference in the definition of “Competing Proposal” to “15% or more” shall be deemed to be a reference to “more than 50%” for purposes of this definition of “Superior Proposal”) on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s independent financial advisors, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (as the same may be proposed to be revised in accordance with Section 5.3), taking into account any relevant financial, legal, regulatory and other aspects of such proposal and this Agreement (as the same may be proposed to be revised in accordance with Section 5.3).

“Takeover Law” means “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Tax Returns” means any return, report, statement, information return, claim for refund or other document (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Taxes or the administration of any Laws relating to any Taxes.

“Taxes” means (a) all federal, state, local or foreign taxes, assessments, fees, unclaimed property and escheat obligations and other governmental charges imposed by any Governmental Authority, including income, franchise, profits, gross receipts, modified gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, environmental, stamp, leasing, lease, use, excise, duty, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other Tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a combined, unitary or consolidated group for any period and (c) any liability of for the payment of any amounts of the type described in clause (b) or (c) or as a result of the operation of law or any contractual obligation to indemnify any other Person.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means regulations promulgated by the U.S. Department of the Treasury under the Code.

“U.S.” means the United States of America.

“Virginia PUR” means the SCC’s Division of Public Utility Regulation.

“Voting Debt” means any bonds, debentures, notes or other indebtedness having the right to vote, or convertible into securities having the right to vote, on any matters on which shareholders of the Company or any its Subsidiaries may vote.

“Willful and Material Breach” means a material breach that is a consequence of an action undertaken or failure to act by the breaching party with the actual knowledge that the taking of such action or such failure to act would constitute a breach of this Agreement.

8.2 Survival. The representations and warranties of the parties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall terminate and be of no further force and effect as of the Effective Time, and all rights, claims and causes of action (whether in contract, tort, or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Effective Time. The covenants and agreements of the parties (including the Surviving Corporation after the Merger) in this Agreement shall survive the Effective Time to the extent such covenant or agreement by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

8.3 Fees and Expenses. Except as otherwise provided in Section 5.6 (Directors’ and Officers’ Insurance), Section 5.15 (Financing Cooperation), Section 7.3 (Expenses, Termination Fees and other Payments) and Section 8.14 (Transfer Taxes), whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

8.4 Notices. Any notice or communication to any party hereunder shall be in writing and shall be deemed to be given and received (a) upon receipt if delivered by hand or nationally recognized overnight courier service, (b) upon receipt of an appropriate electronic answerback or confirmation when delivered by fax (to such number specified below or another number or numbers as such Person may subsequently designate by notice given hereunder), (c) upon receipt of electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received) or (d) two (2) Business Days after the date of mailing by registered or certified mail (return receipt requested), postage prepaid, to the address below or to such other address or addresses as such Person may hereafter designate by notice given hereunder:

(i)	if to Parent or Merger Sub, to:

AltaGas Ltd.
1700, 355 – 4th Ave. S.W.
Calgary, AB
Canada T2P 0J1
Fax: (403) 691-7508
Attention: Chief Executive Officer; General Counsel
E-mail: CEO@altagas.ca; GC@altagas.ca

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002

Fax: (713) 615-5956
Attention: Keith R. Fullenweider & Jeffery B. Floyd
E-mail: KFullenweider@velaw.com and
JFloyd@velaw.com

if to the Company, to:

WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080
Fax: (202) 842-2880

Attention:	Leslie T. Thornton
Senior Vice President, General Counsel &
Corporate Secretary

E-mail: leslie.thornton@washgas.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
655 Fifteenth Street, N.W.
Washington, D.C. 20005
Fax: (202) 879-5200

Attention:	George P. Stamas
Andrew Calder
Alexander D. Fine
Veronica T. Nunn

E-mail:	gstamas@kirkland.com
andrew.calder@kirkland.com
alexander.fine@kirkland.com
veronica.nunn@kirkland.com

8.5 Rules of Construction.

(a) Construction. Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) Interpretation. All references in this Agreement to Schedules, Articles, Sections and clauses refer to the corresponding Schedules, Articles, Sections and clauses of this Agreement unless expressly provided otherwise. The table of contents and headings appearing at the beginning of any Articles, Sections or clauses of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, or clauses and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section,” “this clause” and words of similar import, refer only to the Article,

Section or clause hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms, and shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. References to any Person include the successors and permitted assigns of that Person. When calculating the period of time before which, within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. Unless the context otherwise requires, all references to a specific time shall refer to Washington, D.C. time. References to any applicable Law refer to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, includes any rules and regulations promulgated under such statute) and references to any section of any Law include any successor to such section, unless otherwise specifically indicated. The phrases “provided,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties (including information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the parties or documents or other information available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC) in each case, on or prior to the date that is one (1) Business Day prior to the date hereof. Unless the context otherwise requires, all references to days means calendar days. Unless otherwise specifically indicated, any reference herein to “dollar(s)” or “$” means U.S. dollars.

(c) Disclosure Schedules. The Company Disclosure Schedule and the Parent Disclosure Schedule are hereby incorporated and made a part hereof. The Company may include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.

8.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page of this Agreement by facsimile, e-mail or other customary means of electronic transmission (e.g., “pdf”) shall be deemed effective as the delivery of a manually executed counterpart hereof.

8.7 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule, and together with the Subscription Agreement, the Confidentiality Agreement and any other documents and instruments entered into pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except for the provisions of Article II (including for the avoidance of doubt the rights of the holders of Company Common Stock and Company Equity Awards to receive the Merger Consideration and payments pursuant to Article II, respectively) and Section 5.6 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources (and solely in the case of Section 8.8 and Section 8.15, the Financing Persons) shall be express third party beneficiaries of Section 7.3(j), Section 8.8,

Section 8.11, Section 8.12, Section 8.13, Section 8.15 and this Section 8.7, and each Financing Source (and solely in the case of Section 8.8 and Section 8.15, the Financing Persons) may enforce such provisions.

8.8 Governing Law; Venue; Waiver of Jury Trial; Service of Process.

(a) This Agreement and all actions, proceedings, or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, and the Transactions or the actions of the parties in the negotiation, administration, performance and enforcement hereof and thereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that (i) matters related to the fiduciary obligations of the Company Board shall be governed by the laws of the Commonwealth of Virginia and (ii) with respect to any action including any Financing Persons, this Agreement and all actions, proceedings, or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, and the Transactions or the actions of the parties in the negotiation, administration, performance and enforcement hereof and thereof shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance upon 6 Del. C. § 2708.

(b) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the Transactions, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought. Notwithstanding the foregoing, each of the parties agrees that it will not, and will not permit its Affiliates to, bring or support any suit, action or proceeding arising out of or relating to this Agreement or any of the Transactions against the Financing Persons, including with respect to any dispute arising out of or relating in any way to any of the Debt Financing or the performance thereof, in any forum other than the United States District Court for the Southern District of New York or any court of the State of New York sitting in the Borough of Manhattan in the City of New York and agrees that the waiver of jury trial set forth in this Section 8.8 hereof shall be applicable to any such proceeding.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on any other party by any other legally available method.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY

ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (iii) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.8(d).

8.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision in invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 8.10 shall be null and void.

8.11 Specific Performance. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each party agrees that, if for any reason any party shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party shall be entitled in addition to, and not in limitation of, any other remedy that may be available to it whether in law or equity including monetary damages (but only to the extent expressly permitted by Section 7.2 or Section 7.3), to seek and obtain in the courts contemplated by Section 8.8 (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each party further agrees not to assert that any of the foregoing remedies is unenforceable, invalid, contrary to law or inequitable for any reason, nor to object to such a remedy on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Notwithstanding anything to the contrary in this Agreement, it is agreed that the Company shall be entitled to specific performance of Parent’s obligation to consummate the Merger and the other Transactions if and only if (i) all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature can be satisfied only at the Closing, but subject to such conditions being capable of being satisfied at such time), (ii) no Financing Failure has occurred or is occurring and (iii) the Company has irrevocably confirmed in writing that if the Debt Financing is funded, then the Closing pursuant to Article I will occur. Each party further acknowledges and agrees that the agreements contained in this Section 8.11 are an integral part of the Transactions and that, without these agreements, the other party would not enter into this Agreement.

8.12 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties; provided, however, that (a) following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval, (b) Section 7.3(j), Section 8.7, Section 8.8, Section 8.11, Section 8.15 and this Section 8.12 (and any provision in this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of such Sections) may not be amended or supplemented in a manner that adversely impacts in any respect the Financing Sources (and solely in the case of Section 8.8 and Section 8.15, the Financing Persons) without the prior written consent of the lead arrangers of the Financing Sources and (c) after the Effective Time, this Agreement may not be amended or supplemented in any respect.

8.13 Extension; Waiver. At any time prior to the Effective Time, the Company or Parent, as applicable, by action taken or authorized by its board of directors, may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or covenants contained herein or waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any extension, waiver or any consent under this Agreement shall be valid unless set forth in an instrument in writing signed on behalf of such party.

8.14 Transfer Taxes. Subject to the provisions of Section 2.3(d)(ii) and Section 2.3(i), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due and shall not be a liability of holders of Company Common Stock other than such Taxes and fees actually assessed by a Governmental Authority against any holders of Company Common Stock.

8.15 Lenders. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent pursuant to the Debt Commitment Letter and any definitive documentation related thereto, no Financing Person shall have any liability (whether in contract, in tort or otherwise) to the Company or any of its Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or Debt Financing, whether at law or equity, in contract, in tort or otherwise.

[Signature Page to Follow]

IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

ALTAGAS LTD.

By:	/s/ David M. Harris
Name:	David M. Harris
Title:	President and Chief Executive Officer

WRANGLER INC.

By:	/s/ David M. Harris
Name:	David M. Harris
Title:	Chief Executive Officer

WGL HOLDINGS, INC.

By:	/s/ Terry D. McAllister
Name:	Terry D. McAllister
Title:	Chairman / Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]